
10012616

Fellow Shareholders,

For the financial services industry, as for most sectors of the global economy, 2009 proved a year of extraordinary volatility and challenge. As industry participants struggled with fundamental issues of liquidity and asset valuation, KBW remained a solid source of the intelligence, advice and services our clients needed to complete transactions, strengthen balance sheets and better position themselves in a rapidly shifting business environment. Our firm remained exceptionally well capitalized. We gained market share in key areas and made progress with major growth initiatives that included augmenting our fixed income capabilities, expanding our real estate research coverage and trading capabilities, and preparing for a launch into Asia.


KBW

ANNUAL REPORT 2009

"WE'RE EXCITED ABOUT KBW'S POTENTIAL AND OPTIMISTIC ABOUT OUR ABILITY TO BUILD SHAREHOLDER VALUE."



Andrew M. Senchak
Vice Chairman &
President

John G. Duffy
Chairman &
Chief Executive Officer

Thomas B. Michaud
Vice Chairman &
Chief Operating Officer

A DEEPENING CRISIS

KBW's performance in 2009 is best understood in the context of the broad economic challenges and opportunities we faced. The first quarter of 2009 saw a deepening of the financial crisis that had roiled economies and markets around the world in 2008. While the causes of the turmoil are likely to be long debated, there can be little question about its impact. Widely held real estate related securities lost value, making price discovery difficult if not impossible. Credit markets froze in the face of growing liquidity concerns. Global economic activity slowed dramatically, leaving most of the world in the grip of the worst recession since the 1930's.

The financial services industry remained at the center of the storm as banks of virtually every size struggled to maintain fundamentally sound balance sheets. While many of the largest institutions benefited from government intervention, smaller banks found the window to capital raising closed. Share prices of financial institution equities fell across the board, leading broader global indices sharply lower through early March 2009. KBW's indices, designed to track the performance of the large-cap banking (BKX), regional banking (KRX), KBW Capital Markets (KSX), insurance (KIX) and mortgage finance (MFX) sectors within the financial services industry, exhibited declines ranging from 28% to 56% at the beginning of the year.

CONFIDENCE RETURNS

As intractable as these problems appeared at the beginning of March 2009, the stage was already set for improvement. Perhaps most importantly, U.S. government monetary and fiscal policy played a constructive role, injecting liquidity into the economy and helping to restore confidence in the nation's financial system. Large institutions succeeded in passing the government's stress test and gained access to capital in April. As financial markets gradually became more risk tolerant and stock prices rose, liquidity began to improve for the banking industry. Equity capital markets reopened for the healthier banks, many of which took active steps to rebuild their balance sheets. While some remained unable to access credit markets, others took advantage of dislocations in the industry to increase market share.

Conventional merger and acquisition activity remained subdued throughout the year, constrained by uncertainties surrounding the pricing of the real estate related assets held by many financial companies. However, consolidation activity accelerated, particularly in connection with FDIC-assisted transactions. Equity sales and trading volumes picked up as stock prices rose, although overall activity remained cooler than in the frenetic environment of 2008. Fixed income sales and trading, on the other hand, surged to record levels as investors took advantage of equity-like returns in select areas of the fixed income space.

OPERATING FROM A POSITION OF STRENGTH

While these developments affected every aspect of our business, KBW's financial position remained sound. As has long been our practice, we maintained one of the strongest, least leveraged balance sheets in the industry. The firm ended the year with over $440 million in consolidated shareholders' equity, all of it tangible.

Improved revenues and earnings contributed to our strong bottom line. Although investment banking revenues showed mild year-over-year declines due largely to a weak first quarter and lower merger and acquisition advisory fees for the year as a whole, total revenues were up more than 59% for the year. This improvement primarily reflected the absence of significant negative valuation adjustments on certain financial instruments owned in 2008. As a result, the firm reported net income of $23.6 million and earnings per diluted share of $0.66, compared to a loss in the prior year.

KBW's financial strength enabled us to weather the crisis with many of our capabilities enhanced, our morale strong and our ability to help our clients through this period of extraordinary turmoil clearly evident.

SETTING AN EQUITY CAPITAL MARKETS RECORD

During a year in which much of the banking industry focused on raising capital, KBW remained a leader in providing clients with integrated solutions that ranged across the entire capital structure. We helped clients raise more than $76 billion in equity capital, generating record revenue of over $125 million. We worked closely with government and regulatory agencies to help advise clients in the recapitalization and restructuring of the banking sector. In particular, we were pleased with our representation of many buyers in FDIC-assisted deals among our traditional middle market banking base, and with our initiatives in putting managements, franchises and capital together to help developing platform banks enhance their competitive position.

We believe the robust performance of our equity capital markets business reflects KBW's relationships throughout the financial services industry, our in-depth research and our multifaceted investment banking and sales and trading capabilities. During the year, we participated in 78 public and private deals, often as sole bookrunner, underwriter or manager. Representative transactions in 2009 included two public equity deals in which we raised more than $840 million to support an acquisition campaign by long-standing client First Niagara Financial Group, Inc. and a $173 million capital raise to help position IBERIABANK Corporation for a major FDIC-assisted transaction. While the bulk of KBW's capital raising clients last year were banks, we acted on behalf of a number of insurers and specialty financial firms as well, as in one transaction involving the $742 million sale of HSB Group, Inc. to Munich Re, a leading global insurance company, in early 2009.

BROADENING FIXED INCOME AND REAL ESTATE CAPABILITIES

KBW's fixed income business proved another source of strength for the firm, generating record revenues and expanding to meet our clients' evolving business needs. We took advantage of favorable market conditions to grow and diversify our fixed income capabilities, adding expertise at every level of the team and strengthening our infrastructure to provide clients with a greater source of liquidity in corporates as well as non-agency and agency mortgage-backed bonds. At the same time that we broadened the scope of our fixed income business, we integrated those capabilities more closely with KBW's other lines of business to help



clients better meet balance sheet needs across the entire capital structure. We developed sophisticated analytical tools to provide clients with dynamic views of all their balance sheet components, clearly showing the impact of changing economic assumptions and strategic scenarios. We also generated significant business through our Loan Portfolio Sales Group, which assisted several clients including the FDIC with the valuation and disposition of assets, working on more than 40 transactions in 2009.

On the real estate side, our dedicated real estate investment trust (REIT) team continued to gain traction in the marketplace, delivering growing revenues. KBW's research efforts expanded to cover approximately 50 REITs, giving us one of the broadest coverage universes on the Street. Clients relied on our integrated REIT research and sales and trading capabilities to help them manage every stage of the REIT private and public capital market life cycle.

BUILDING AN ASIAN PRESENCE

Our most enterprising initiative of 2009 involved preparations for the launch of KBW's Asian business, which commenced operations on March 15, 2010. Leveraging the experience we gained in the process of opening and building our European practice, we assembled a team of approximately 20 people to staff our new Hong Kong and Tokyo offices. These on-site professionals work with KBW Asian specialist sales representatives located in London and New York, employing KBW distribution technology to provide extensive research and financial service capabilities within Asia and across borders to our clients around the globe. Initial targets call for research coverage of roughly 90 banks, insurers and exchanges across the region by mid-2010, supporting full-fledged cross-border advisory, equity trading and capital markets capabilities.

As with other areas of KBW's growth, we see our presence in Asia as a logical extension of our mission to meet our clients' evolving needs in an increasingly complex global marketplace. Six of the world's 16 largest banks as measured by market capitalization are located within our planned Asian research universe, and U.S. entities account for a high percentage of all capital raised in Asia. Given these realities and the rapid pace of economic growth through much of the region, we believe this expansion offers KBW and our shareholders strong potential for sustained revenue and earnings growth.

MAINTAINING EFFICIENT AND EFFECTIVE OPERATIONS

At the same time that KBW took advantage of several emerging business opportunities in 2009, we also stayed sharply focused on responding to the changing business environment in other ways, ensuring that our firm remained right-sized and that our people were positioned to serve clients efficiently as well as effectively. In the first quarter of the year we consolidated our Columbus office into our Chicago office. We also implemented a number of cost control measures throughout the year, capturing significant savings in areas of brokerage and clearance and business development.

Several product areas that were negatively affected by the financial crisis nonetheless performed admirably in a difficult environment. Equity sales and trading commissions decreased from 2008's record levels as markets grew less volatile in 2009. However, we added key talent, increased market share and worked increasingly closely with the firm's REIT and fixed income groups to provide clients with seamless service across functional areas and throughout the capital structure. Although the firm's European revenues were further undermined by the impact of lower equity valuations on commissions, our European operations gained market share as well, staying the course while many competitors lost important personnel. KBW participated in the massive recapitalization and reorganization of European banks, assisting with several large European rights offerings and building relationships with many of the industry's major players. Our asset management group, while still small, maintained its long-term record of benchmark-beating performance despite the market turmoil.

REMAINING FOCUSED ON RESEARCH

Throughout the economic upheaval of 2009, KBW's core commitment to research never wavered. Our research group enhanced its well-known reputation by remaining out in front of key industry developments, providing clients with insights into trends and issues before they became apparent to less deeply informed observers. For example, we were among the first in the industry to develop essential analytical tools to evaluate the underlying health of banking institutions, including bank stress models, normalized earnings models and an index of banks positioned to benefit from the industry's reorganization. Accordingly, we were pleased, but not surprised, to see that a leading independent financial services strategic consultant rated KBW first for the quality of its research of regional banks, large-cap banks, and consumer finance and mortgage companies. As of the end of the year, we covered the full array of financial services companies in the United States and Europe, including more than 500 U.S. and European banks, brokers, mortgage and equity REITs, property and casualty insurers, life insurers, reinsurers, and other insurance companies.

Our Washington Working Group and other contacts with centers of regulatory and legislative power represented another area in which KBW's knowledge and presence benefited clients last year. The firm worked closely with government agencies as a client, as well as maintaining direct personal contact with regulatory and legislative policymakers to ensure our clients were up to speed on rapidly changing public policies, and to help regulators and politicians better understand our industry.

SERVING OUR CLIENTS' GLOBAL NEEDS

As proud owner operators, with our employees owning a significant portion of the company's equity, we are excited about KBW's potential and optimistic about our ability to build shareholder value. While the turmoil of recent years has clearly affected the financial industry's evolution, we nevertheless expect a continued trend toward more complex and global industry dynamics. We believe KBW is increasingly well positioned to benefit from those dynamics by helping our growing client base achieve an expanding set of objectives. While the future is never certain, we anticipate continued progress in several areas, including our equity capital markets business, where we see opportunities in the large-cap area; in the further development of our fixed income capabilities; and in the continued build-out of our REIT practice. Our expansion into Asia represents a particularly exciting opportunity for the firm, one that we are confident of our ability to develop.

Over the longer term, as the credit environment eases further and banks emerge from their recapitalization and restructuring phase, we look forward to a resurgence in merger and acquisition activity as the industry moves to consolidate. If and when that occurs, KBW will stand ready to provide the full range of services our clients require.

As the financial services industry continues to evolve, significant opportunities are likely to emerge. At KBW, our vision for our firm in 2010 and beyond is deeply tied to the increasing integration of services across geographical and functional boundaries. We stand prepared to provide a full range of services involving any or all parts of a company's capital structure. Similarly, by linking our global network of offices with common systems, technology and strategic vision, we look forward to meeting our clients' needs wherever they arise. In short, we are in the process of creating a premier specialist investment banking and brokerage firm providing coordinated services to meet the evolving needs of the global financial services industry.



John G. Duffy
Chairman & Chief Executive Officer
April 30, 2010



Insight

Integrity

Solutions

KBW, INC. FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share information)

	Year Ended December 31,		
For the year	2009	2008	2007
Revenue	$387,154	$242,217	$427,528
Net income / (loss)	$ 23,607	$(62,349)	$ 27,292
Earnings per common share[1]			
Basic	$ 0.66	$ (2.02)	$ 0.81
Diluted	$ 0.66	$ (2.02)	$ 0.81
Weighted average number of common shares outstanding[1]			
Basic	31,448,074	30,838,361	30,654,058
Diluted	31,448,074	30,838,361	30,654,058
At year end			
Total assets	$631,368	$571,466	$864,450
Stockholders' equity	$449,069	$396,731	$448,426
Common shares outstanding	30,749,697	29,833,816	29,289,013
Book value per share of common stock	$ 14.60	$ 13.30	$ 15.31
Market price per share of common stock	$ 27.36	$ 23.00	$ 25.59

1. Basic and diluted common shares outstanding were equal in each respective period under the two-class method in accordance with ASC 260. Prior periods have been restated accordingly.

CUMULATIVE TOTAL RETURN COMPARISON[1] (11/09/06 to 12/31/09)

KBW, Inc. compared to selected indices


$120
110
100
90
80
70
60
50
11/09/06
12/31/06
12/31/07
12/31/08
12/31/09

	11/09/06	12/31/06	12/31/07	12/31/08	12/31/09
KBW, Inc.	$100.00	$109.54	$ 95.38	$85.72	$101.98
Russell 2000 Growth Index	$100.00	$102.84	$110.08	$67.66	$ 90.98
S&P Mid Cap 400 Sub-Index: Investment Banking & Brokerage	$100.00	$102.90	$112.15	$64.58	$100.28

1. The graph and table compare the performance of an investment of $100 in KBW common to a $100 investment in the Russell 2000 Growth Index (a broad equity market index) and the Standard & Poor's Mid Cap Investment Banking & Brokerage Sub-Industry Index (a published index covering our industry) over the period from November 9, 2006 through December 31, 2009.

Source: KBW Research, SNL DataSource, FactSet Research

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
Commission file number 001-33138

KBW, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**13-4055775**
(State or other jurisdiction of incorporation or organization	*(I.R.S. Employer Identification No.)*

787 Seventh Avenue, New York, New York 10019
(Address of principal executive offices)

Registrant's telephone number, including area code:
212-887-7777

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common equity held by non-affiliates of the registrant on June 30, 2009 was approximately $922 million. For purposes of this information, the then outstanding shares of common stock owned by directors and executive officers of the registrant were deemed to be shares of common stock held by affiliates.

The number of shares of the Registrant's common stock, par value $0.01 per share, outstanding as of February 19, 2010 was 35,482,976 which number includes 4,054,973 shares representing unvested restricted stock awards and excludes 1,046,448 shares underlying vested restricted stock units.

Documents incorporated by reference: Portions of the Registrant's definitive proxy statement to be delivered to stockholders in connection with the 2010 annual meeting of stockholders to be held on June 14, 2010 are incorporated by reference in this Form 10-K. Such definitive proxy statement will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2009.

(This page is intentionally left blank)

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this Form 10-K in Item 1 — "Business", Item 1A — "Risk Factors", Item 3 — "Legal Proceedings", Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other sections of this Form 10-K that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are based on various underlying assumptions and expectations and are subject to risks, uncertainties and other unknown factors, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are or may be important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the historical or future results, level of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, those discussed under Item 1A — "Risk Factors" in this Form 10-K.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of filing of this report to conform such statements to actual results or revised expectations.

When we use the terms "KBW," "KBW, Inc.," "the Company," "we," "us" and "our," we mean the combined business of KBW, Inc., a Delaware corporation, and of its consolidated subsidiaries, unless the context otherwise indicates. KBW, Inc. became the holding company for all other subsidiary operating companies in August 2005. Prior to August 2005, Keefe, Bruyette & Woods, Inc., now an operating subsidiary, was the parent company and references to "KBW" or the "Company" or "we", "us" and "our" prior to August 2005 refer to the consolidated company structure prior to that date. All data provided herein is as of or for the period ended December 31, 2009 unless otherwise expressly noted.

Item 1. *Business.*

Overview

We are a full service investment bank specializing in the financial services industry. Since our founding in 1962, our commitment to this industry, our long-term relationships with clients and our recognized industry expertise have made us a trusted advisor to our corporate clients and a valuable resource for our institutional investor customers. We have built our reputation for excellence in financial services on the basis of our research platform, our senior professionals, our track record of market innovation, and the strength of our execution capabilities.

Our business is organized into four general service offerings: (i) investment banking, including mergers and acquisitions ("M&A") and other strategic advisory services, equity and fixed income securities offerings, and mutual thrift conversions, (ii) equity and fixed income sales and trading, (iii) research that provides fundamental, objective analysis that identifies investment opportunities and helps our investor customers make better investment decisions, and (iv) asset management, including investment management and other advisory services to institutional clients and private high net worth clients and various investment vehicles.

Within our full service business model, our focus includes bank and thrift holding companies, banking companies, thrift institutions, insurance companies, broker-dealers, mortgage banks, asset management companies, mortgage and equity real estate investment trusts ("REITs"), consumer and specialty finance firms, financial processing companies and securities exchanges. As of December 31, 2009, our research department covered an aggregate of 543 financial services companies, including 439 companies in the United States and 104 in Europe. Our revenues are derived from a broad range of products and sectors within the financial services industry.

We have traditionally emphasized serving investment banking clients in the small and mid cap segments of the financial services industry, market segments that we believe have traditionally been underserved by larger investment banks. We are dedicated to building long-term relationships and growing with our clients, providing them with capital raising opportunities and strategic advice at every stage of their development. We have continued to provide services to many of our clients as they have grown to be large cap financial institutions. The dislocation among competitors during the financial crisis altered traditional relationships and expanded opportunities to provide capital markets and advisory services to large cap companies who were not previously clients. We have also provided financial advisory services to large cap financial services companies who were not previously long-term investment banking clients.

The global financial crisis that began in late 2007 has continued to dramatically affect the financial services industry. In 2008, there were 25 failed banks in the U.S. with assets totaling $374 billion. In 2009, there were 140 failed U.S. banks with assets totaling $170 billion. During 2009 there was a significant amount of capital markets activity as financial institutions sought to access increasingly stable markets in their efforts to recapitalize their balance sheets, pay off government assistance under the TARP program, and, in some cases, position themselves to take advantage of acquisition opportunities that were developing. We believe we are well positioned to serve those companies that seek our services in accessing capital markets and finding opportunities for growth.

We have created a number of multi-disciplinary work groups in an effort to enhance our ability to serve our customers and clients in the current economic environment. These groups help us to rapidly communicate information and share ideas within the Company on public and private market trends and issues and to assess the private and governmental responses to developing issues. Through these work groups, within regulatory permitted limitations, we can coordinate communication of these ideas to clients. One of these groups, the Washington Working Group, brings together representatives of various departments with a goal of leveraging our relationships in various governmental agencies. We believe that sharing ideas within the Company and among customers and providing feedback to these agencies will improve the implementation of various government programs and provide added value for customers trying to navigate the uncertain regulatory environment. We also invest in privately placed securities and limited partnerships for strategic purposes and make strategic principal investments in publicly traded securities.

Our wholly-owned operating subsidiaries are comprised of a U.S. registered broker-dealer, Keefe, Bruyette & Woods, Inc., a U.S. registered investment advisor, KBW Asset Management, Inc. and Keefe, Bruyette & Woods Limited, an investment firm authorized and regulated by the U.K. Financial Services Authority. We have nine broker-dealer offices with our headquarters in New York and other offices in Atlanta, Boston, Chicago, Hartford, Houston, Richmond (Virginia), San Francisco, and London. We recently hired a number of experienced personnel in Hong Kong and Tokyo in sales and trading, research and capital markets, who will form the core of our new wholly-owned subsidiary, Keefe, Bruyette & Woods Asia Limited. We have applied for a license from the Hong Kong Securities and Futures Commission and expect to commence operations in the first quarter of 2010. We have also hired sales and trading personnel in New York and London who will focus on customers interested in investing in Asian securities. Our asset management company is located in New York in the same building as our headquarters. Due to the integrated nature of financial markets, we manage our business based on the enterprise as a whole. We do not present revenues by geographic region, as such presentation is impracticable.

Our company was directly affected by the tragedies of September 11, 2001. Our headquarters in the World Trade Center was destroyed and 67 employees, nearly half of our New York staff, perished that day. Five of our nine board members, including our co-CEO and Chairman, died. The employees of several departments, including equity trading and fixed income sales and trading and research, were nearly completely lost. Despite these losses, the depth of experience and longevity of our employee base and their personal commitment to rebuilding our company left us with people with the knowledge and commitment to continue, renew and significantly grow our business. After September 11, 2001, we actively reconstituted and grew our company from 157 surviving employees to 518 employees as of December 31, 2009. As we have added new personnel and businesses, management has strived to continue the nearly half-century old tradition of camaraderie among employees, while providing "best in class" service to customers.

Our Principal Businesses

Investment Banking

Our investment banking practice provides a broad range of investment banking services to bank and thrift holding companies, banks and thrifts, insurance companies, broker-dealers, mortgage banks, asset management companies, REITs, consumer and specialty finance firms, financial processing companies and securities exchanges. The services we currently provide include:

- M&A and other strategic advisory services, and
- Equity and fixed income securities offerings.

Our investment banking practice is based on long-term relationships developed by the department's professionals operating from our offices in New York, London, Chicago, Houston, Richmond (Virginia), and San Francisco. The locations of our U.S. offices enable us to identify local and regional opportunities and provide clients with locally-based services, while keeping in close touch with developments in major financial centers and leveraging product expertise largely headquartered in New York and London. We believe this will be enhanced by adding knowledge and expertise in Asia. Our international presence enables us to act on opportunities for financial companies on an international basis for investment and transactional purposes. We strive to offer our clients a high level of attention from senior personnel and have designed our organizational structure so that our investment bankers who are responsible for securing and maintaining client relationships actively participate in related transaction execution services to those clients.

We believe that our focus on the financial services industry and the depth of our professionals' experience have enabled us to respond creatively and effectively when traditional solutions fall short of achieving a client's goals. For example, for customers seeking to raise additional equity capital in the current market environment, we have been actively communicating with Federal regulators and the private investment community to develop terms on which private investors may invest in or acquire companies or assets. During 2009, many capital raising transactions that we participated in involved significant investment from the private investment community. Knowledge of the developing practices and policies of regulators, and the establishment of lines of communication with such regulators, have been critical to the success of these transactions.

Our investment banking business is currently structured to serve three segments of the financial services industry: banks and thrifts, insurance, and diversified finance (which includes all other types of financial service businesses, such as REITs, broker dealers, asset managers, mortgage banks, and consumer and specialty finance firms). The department is currently in the process of realigning its coverage of commercial real estate companies into a real estate group. We remain a leading authority on mutual and thrift conversions. Our focus is on small and mid cap companies, although we have increasingly provided services to large cap companies, reflecting the growth of our long term clients and opportunities that have arisen as large cap companies have sought access to our knowledgeable institutional customer base in capital markets offerings and independent specialized advice. We seek to build lasting relationships with clients by providing a range of services through the many stages of their development. As these companies grow and mature, we attempt to sustain these relationships through equity and debt securities offerings, sales and trading providing access to institutional investors with a focus on financial services, and strategic advisory services. Many of these clients are also natural candidates for coverage by our research department. Our execution capabilities and range of service offerings enable us to continue serving these companies as they engage in more complex capital markets and strategic transactions.

M&A and Strategic Advisory Services. We provide a broad range of advice to our clients in relation to mergers, acquisitions and similar corporate finance matters and are positioned to be involved at each stage of these transactions, from initial structuring to final execution. We have consistently been among the top ranking M&A advisors for companies in the financial services industry. The current economic conditions have resulted in a significant reduction in M&A activity for depositary and other financial institutions as asset valuations remain very uncertain. However, a number of the recent capital markets transactions have been undertaken to position healthier companies to pursue consolidation opportunities that may develop, including those where assets or institutions may be purchased from, or with the assistance of, government regulators. Our advisement and related services to clients considering potential acquisitions of a target company or certain of its assets may include:

- evaluating potential acquisition targets,
- providing valuation analyses,
- evaluating and proposing financial and strategic alternatives,
- rendering, if appropriate, fairness opinions,
- providing advice regarding the timing, structure and pricing of a proposed acquisition, and
- assisting in negotiating and closing the acquisition.

Our advisement and related services to clients contemplating the sale of their entire company or certain of their businesses or assets may include:

- evaluating and recommending financial and strategic alternatives with respect to a sale,
- advising on the appropriate sale process,
- providing valuation analyses,

- assisting in preparing an offering memorandum or other appropriate sales materials,
- rendering, if appropriate, fairness opinions,
- identifying and contacting selected qualified acquirors, and
- assisting in negotiating and closing the proposed sale.

Our strategic advisory services also include more specialized advisory assignments, such as divestitures, hostile takeover defenses and special committee assignments. Fees for advisory services may be based on a flat fee, based on the value of the transaction, or based on a combination of the two. It is common for portions of fees to be payable upon the occurrence of certain events, such as deal announcement, rendering of fairness opinions, mailing of proxy or other deal solicitation documents and closing. The majority of total fees are paid usually upon the successful completion of a transaction.

Capital Raising Services. Capital raising is especially important in the financial services industry, and we have traditionally been one of the leading underwriters in such transactions. Many of our clients, such as banks, thrifts, brokerage firms and insurance companies operate under statutes or regulations that require the maintenance of certain capital levels in order to provide many of their services. We act as underwriter and placement agent in both public and private offerings of equity and debt securities.

Capital raising requires the close global coordination of our investment banking practice, our capital markets department and our equity and fixed income sales and trading departments. Investors in financial services companies often consider equity, fixed income and hybrid investments. During 2009, we consolidated our equity and fixed income capital markets groups, which operate globally, in order to coordinate opportunities and transactions across various operating subsidiaries. Our capital markets group works with the investment banking department in efforts to obtain capital markets investment banking mandates and also coordinate with syndicate departments of other investment banks in obtaining underwriting and co-manager roles. By coordinating these capital raising services, we introduce companies seeking to raise capital to customers that we believe will be supportive, long term investors. In addition, the ability to provide after market support as a leading market maker or significant trader of listed securities, is a critical factor in receiving public equity capital raising assignments.

During 2009, equity capital markets transactions at the Company were at a record level, reflecting the efforts of companies to recapitalize in the revitalized capital markets and our important position in this sector. We believe that, while our market share of financial services industry transactions is significant, there is still an opportunity for growth in this area.

Equity and Fixed Income Sales and Trading

Equity Sales and Trading. Our institutional equity sales team serves clients out of our New York, London, Boston, Hartford, Atlanta and San Francisco offices. Our Hong Kong office will also provide such services to largely institutional professional investors. Unlike many of our larger, less specialized competitors, all of our sales representatives are specifically trained in the analysis of financial services companies. Our sales and trading team provides specialized services, including value-added, industry and sector-specific trading expertise, research and access to capital markets transactions. Through an extensive use of sector-focused presentations and transaction-related teach-ins, we have emphasized educating our sales force as we have expanded our business model to include additional sectors of the financial services industry.

We have access to all major exchanges in the United States and Europe. As of December 31, 2009, our U.S. equity trading team made markets in over 950 Nasdaq and NYSE listed financial services stocks, convertible securities and warrants and consistently ranks among the top traders of financial services securities.

We maintain relationships with many of the world's largest institutional investors including both domestic and international investment advisors, banks, mutual funds, hedge funds, pension funds and insurance companies.

Our equity sales group provides institutional customers with significant access to company managements and our research analysts. This is accomplished through our many industry-focused conferences, roadshow access for capital markets transactions, and a combination of management marketing days, including marketing trips, group meetings and field trips, along with analyst marketing trips and "Best Ideas" presentations and our annual investor idea "Bruyette Dinners."

We have been an active participant in corporate repurchase programs for small, mid and large cap companies. We have also been willing to commit our capital to participate in "bought" deals and accelerated share repurchase programs.

Fixed Income Sales and Trading. Our fixed income group conducts sales and trading operations in New York with sales branches in Boston, Chicago, Hartford and San Francisco. We trade and underwrite a wide range of fixed income securities, including mortgage-backed securities, U.S. Treasury and Federal Agency securities, a wide array of corporate bonds and preferred stock, including those issued by banks, insurance companies, REITs, and finance companies, including trust preferred or other capital securities and collateralized debt obligations comprised of such securities and bank-qualified municipal securities.

Our loan portfolio sales group has provided valuation support services to our effort to work with the government and private investors on bank recapitalizations. The group is also actively involved in assisting the government in the disposition of assets acquired by failed financial institutions. The ability to offer valuation services for loan portfolios has been an important element in helping investors understand opportunities related to capital markets transactions for financial institutions who own significant portfolios of these assets. Our financial balance sheet management group provides valuations and restructuring strategies for the full range of securities and loans, including those loans which are sub-performing, non-performing and charged-off.

Research

As of December 31, 2009, our research covered 543 domestic and international financial services companies such as bank and thrift holding companies, banks, thrifts, REITs, and specialty finance, insurance and securities firms and securities exchanges. Our research group follows nearly all of the financial services industry companies in the S&P 500 and Dow Jones STOXX 600 Index, as well as hundreds of other U.S. and European financial services companies on a daily basis. Our research provides the foundation for seven widely followed domestic industry indices: the KBW Bank Index (BKX), the KBW Regional Banking Index (KRX), the KBW Insurance Index (KIX), the KBW Capital Markets Index (KSX), the KBW Mortgage Finance Index (MFX), the KBW Premium Yield Equity REITs Index (KYX), and the KBW Property & Casualty Index (KPX). The first five indices are also used in widely traded exchange traded funds and exchange traded options under licenses from us. Similarly, our London based research team provides the foundation for the five European financial indices and a Global financial index. These include: the KBW European Large-Cap Banking Index (KEBI-Euros and KEBID-US Dollars); the KBW European Mid & Small-Cap Banking Index (KMBI-Euros and KMBID-US Dollars); the KBW European Insurance Index (KEII-Euros and KEIID-US Dollars); the KBW Miscellaneous Financials Index (KMFI-Euros and KMFID-US Dollars); the KBW Emerging European Financials Index (KEEI-Euros and KEEID-US Dollars) and the KBW Global Financials (ex-U.S.) Index (KGX-US Dollars).

In recent years we have maintained our position as a leading research provider in the financial services sector. We believe that our effort is rewarded in enhancing our reputation and the value of our market franchise and in attracting sales and trading customers seeking specialized research. The expansion of coverage to Asian financial companies will expand our global research presence.

The expansion of our research coverage is an integral part of the expansion of our investment banking and sales activities. This model initially supported our growth in the banking industry, followed by our growth into insurance and diversified financials, and in recent years, REITs, commercial real estate operating companies and home builders. It was an integral part of the development of our European operations.

Our U.S. based research analysts covered the equity securities of 439 companies in the United States as of December 31, 2009. Our U.S. equity coverage as of December 31, 2009 is summarized in the following table:

Sector	Number of Companies
Banks and Thrifts Regional Banks and Thrifts	169
Large Cap Banks and Thrifts	17
Trust and Custody Banks	3
Total	189
Insurance Property Casualty Insurance	56
Life Insurance	15
Other Insurance	8
Total	79
Diversified Financials Equity REITs	53
Specialty Finance	32
Asset Managers	18
Broker Dealers	18
Mortgage Finance	14
Exchange & Order Execution	11
Processing/Business Information	8
Financial Guarantors	6
REOC's	6
Homebuilders	3
Capital/Derivative Markets	2
Total	171
Total U.S. Companies under coverage	439

Our U.S. research team covers all segments of market capitalization across the financial services industry. The median market capitalization of companies covered in the United States is approximately $910 million.

Our European research team covers 104 companies in diverse portions of the financial services sector predominantly in various countries in Europe and emerging markets. The group covers 53 banks, including 50 commercial banks and three investment banks; 38 insurance companies, including 28 European insurers, four reinsurance companies and six integrated Lloyd's of London market vehicles. The group also covers diversified financial companies including consumer finance companies, securities exchanges, private banks and asset managers.

Both our U.S. and European research teams produce a significant amount of analytical material, including daily notes, email and printed company reports, industry compilations, quarterly and annual outlooks and summary results and strategic "think" pieces. The research department supports our extensive sales and trading efforts by organizing and participating in an extensive client contact program, that includes sub-sector conferences, client-company marketing trips and direct access to analysts by investors. In addition, our numerous industry conferences put companies and investors together and provide valuable one-on-one contact with potential clients and customers who can observe the full strength of our investment banking, sales and trading and research capabilities in one forum.

Asset Management

KBW Asset Management, Inc. ("KBWAM") is a registered investment adviser focused on investments in the securities of financial services companies. We are the advisor to a hedge fund and a private equity fund. As of December 31, 2009, KBWAM had approximately $79.1 million in assets under management, including committed capital for unaffiliated clients.

Employees

As of December 31, 2009, we had 518 employees. None of our employees are represented by any collective bargaining agreements. We have not experienced any work stoppages and believe that our relationship with our employees is good.

Competition

All areas of our business are subject to a high level of competition. Our competitors are other investment banks, brokerage firms, merchant banks and financial advisory firms. Our focus on the financial services industry also subjects us to direct competition from a number of specialty securities firms and smaller investment banking boutiques that specialize in providing services to the financial services industry.

The principal competitive factors influencing our business include the ability of our professionals, industry expertise, client relationships, business reputation, market focus and product capabilities and quality and price of our products and services.

We face a high level of competition in recruiting and retaining experienced and qualified professionals. The success of our business and our ability to continue to compete effectively will depend significantly upon our continued ability to retain and incentivize our existing professionals and attract new professionals.

Many of our competitors have substantially greater capital and resources than we do and offer a broader range of financial products and services. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses. In particular, the ability to provide financing has been an important advantage for some of our larger competitors and, because we do not provide such financing, we may be unable to compete as effectively for clients in a significant part of the investment banking market.

We have experienced intense price competition in some of our businesses, in particular discounts in trading commissions. A particular source of this pricing pressure has been Internet-based and other alternative trading platforms, the expansion of which has led to a reduction of trading commissions. We believe that this trend toward alternative trading systems will continue. In addition, the trend, particularly in the equity underwriting business, toward multiple book runners and co-managers has increased the competitive pressure in the investment banking industry, and may lead to lower average transaction fees. We may experience competitive pressures in these and other areas in the future as some of our competitors seek to increase market share by reducing prices.

Many of our largest competitors were materially negatively affected by the global financial crisis. Certain of our larger competitors ceased to do business as a result of the crisis, while others merged, obtained substantial government assistance, and changed their business models and regulatory status, including becoming bank holding companies. There are a number of proposals which may limit the ability of certain large financial institutions to conduct certain activities or provide certain services which currently compete with us. Nevertheless, it is likely that many of these companies will continue to have resources and product offerings which continue to have a competitive impact on us.

In our asset management business, we face competition in the pursuit of investors for our investment funds, in the identification and completion of investments in attractive portfolio companies and in the recruitment and retention of asset management professionals.

Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. In the United States, the Securities and Exchange Commission (the "SEC") is the federal agency responsible for the administration of the federal securities laws. Keefe, Bruyette & Woods, Inc. ("Keefe"), our wholly owned subsidiary, is registered as a broker-dealer with the SEC and in all 50 states, the District of Columbia and Puerto Rico. Accordingly, Keefe is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization which is subject to oversight by the SEC and adopts, and enforces rules governing the conduct, and examines the activities, of their member firms. State securities regulators also have regulatory or oversight authority over Keefe. FINRA was created in July 2007 through the consolidation of the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Pending finalization of a single regulatory scheme, FINRA continues to enforce the rules of both the NASD and NYSE. Because of its status prior to the creation of FINRA as a regulatory member of the New York Stock Exchange and member of the NASD, Keefe is subject to FINRA regulations and to both previous sets of regulation. Our U.S. business may also be subject to regulation by non-U.S. governmental and regulatory bodies and self-regulatory authorities in other countries where we operate. Keefe, Bruyette & Woods Limited, our U.K. broker-dealer subsidiary, is authorized and regulated by the U.K. Financial Services Authority. Keefe, Bruyette & Woods Asia Limited will be subject to licensing and regulation by the Hong Kong Securities and Futures Commission, and potentially other Asian regulatory bodies in countries where it may conduct business.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of various self-regulatory organizations, Keefe is subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to FINRA for certain withdrawals of capital. There are also financial resources requirements of the Financial Services Authority in the United Kingdom that apply to Keefe, Bruyette & Woods Limited and of the Hong Kong Securities and Futures Commission that will apply to Keefe, Bruyette & Woods Asia Limited.

The research areas of investment banks have been and remain the subject of regulatory scrutiny. The SEC, NYSE and NASD (now adopted by FINRA) have adopted rules imposing restrictions on the interaction between equity research analysts and investment banking personnel at member securities firms. Various non-U.S. jurisdictions have imposed both substantive and disclosure-based requirements with respect to research, and continue to consider additional regulation.

The effort to combat money laundering and terrorist financing is a priority in governmental policy with respect to financial institutions. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies, including requirements to maintain an anti-money laundering compliance program that includes written policies and procedures, designated compliance officer(s), appropriate training and independent review of the program, standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the USA PATRIOT Act of 2001 seeks to promote the identification of parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside the United States contain some similar provisions. The obligation of financial institutions, including ourselves, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs, and any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines, and potentially other liabilities.

Certain of our businesses are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of our operation and profitability.

U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Occasionally, we have been subject to investigations and proceedings. We have not had any significant sanctions imposed for infractions of various regulations relating to our activities.

Available Information

We are required to file current, annual and quarterly reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which interested persons can electronically access our SEC filings.

We will make available free of charge through our internet site http://www.kbw.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, Forms 3, 4 and 5 filed by or on behalf of directors, executive officers and certain large stockholders, and any amendments to those documents filed or furnished pursuant to the Exchange Act. These filings will become available as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

We also make available, on the Investor Relations page of our website, our (i) Corporate Governance Guidelines, (ii) Code of Business Conduct and Ethics, (iii) Supplement to Code of Business Conduct and Ethics for CEO and Senior Financial Officers and (iv) the charters of the Audit, Compensation, and Corporate Governance and Nominations Committees of our Board of Directors. You will need to have Adobe Acrobat Reader software installed on your computer to view these documents, which are in the PDF format. These documents will also be available in print without charge to any person who requests them by writing or telephoning: KBW, Inc., Office of the General Counsel, 787 Seventh Avenue, 4th Floor, New York, New York, 10019, U.S.A., telephone number (212) 887-7777.

Executive Officers

Our executive officers and their ages and titles as of December 31, 2009 are set forth below.

John G. Duffy (60). Mr. Duffy has been Chairman, Chief Executive Officer and a director of KBW, Inc. since its formation in August 2005. He joined us in 1978 as manager of our Bank Watch Department evaluating credit ratings for financial institutions nationwide. He became a director of Keefe Bruyette & Woods, Inc., our wholly-owned registered broker-dealer subsidiary ("Keefe"), in 1990, was named its Co-CEO and President in 1999 and its Chairman and CEO in 2001. Prior to that, Mr. Duffy was Executive Vice President in charge of Keefe's Corporate Finance Department. He is a graduate of the City College of

New York. Mr. Duffy serves on the Board of Trustees of the Michael Smurfit Graduate School of Business, University College in Dublin, Ireland, as well as St. Michael's College in Colchester, Vermont. In addition, he is a trustee of The Ursuline School in New Rochelle, New York and Cardinal Hayes High School in Bronx, New York and is a director of the American Ireland Fund. He also serves on the Advisory Council of the Weissman Center for International Business at Baruch College.

Andrew M. Senchak (62). Mr. Senchak has been President, Vice Chairman and a director of KBW, Inc. since its formation in August 2005. He has been with our Investment Banking Department since 1985. In 1997 he became a director of Keefe as well as head of the Investment Banking Department, and was elected its Vice Chairman and its President in 2001. Mr. Senchak stepped down as President of Keefe in 2006. Prior to joining the firm Mr. Senchak taught Economics at Rutgers University and spent two and a half years in Brazil with the Peace Corps. He received a B.A. in Liberal Arts from Lafayette College and earned a Ph.D. in Economics from Columbia University. Mr. Senchak is a member of the Board of Trustees of the National September 11 Memorial and Museum at the World Trade Center, the KBW Family Fund and the MacDowell Colony. He is also on the board of WeatherWise USA, Inc.

Thomas B. Michaud (45). Mr. Michaud has been Chief Operating Officer, Vice Chairman and a director of KBW, Inc. since its formation in August 2005. Mr. Michaud's primary responsibilities with the firm are to oversee our sales and trading businesses. He began his career with us in 1986 as a credit trainee in the Bank Watch Department and transferred to the Research Department before joining our Equity Sales Team in 1988. He was named Director of Equity Sales and Executive Vice President in 1999. He became a director of Keefe in 1999 and its Vice Chairman and Chief Operating Officer in 2001. He was elected President of Keefe in 2006. Mr. Michaud is a graduate of Middlebury College and earned an M.B.A. from the Stern School of Business at New York University. From 1994 until 2001 he was an elected member of the Representative Town Meeting of the Town of Greenwich, Connecticut. The Representative Town Meeting is the legislative body for the Town of Greenwich. He is also a member of the Board of Advisors of the Greenwich Chapter of the American Red Cross.

Robert Giambrone (55). Mr. Giambrone has served as our Chief Financial and Administrative Officer and as an Executive Vice President since 2002. Prior to joining us, Mr. Giambrone was an Executive Director of the Asset Management Division of Morgan Stanley from 1995 to 2002. Mr. Giambrone was a director of KBW, Inc. from April 2006 until completion of its IPO in November 2006.

Mitchell B. Kleinman (55). Mr. Kleinman has served as General Counsel of Keefe since 1998, as an Executive Vice President of Keefe since 2002 and as General Counsel and an Executive Vice President of KBW, Inc. since its formation in August 2005. Prior to joining Keefe, Mr. Kleinman was a partner in the law firm of Brown & Wood LLP (now Sidley Austin LLP).

Item 1A. *Risk Factors.*

Risks Related to Our Business

Uncertain economic conditions have continued to adversely affect the financial services industry, which is the industry on which we focus.

We focus on the financial services industry, which has experienced unprecedented change and volatility in recent years. Since 2008, several large securities, insurance and finance firms in the United States and elsewhere have failed outright or have been acquired by other financial institutions, often in distressed sales. Others received substantial government assistance and in certain cases continue to function with substantial government equity and oversight. During 2009, several additional large industrial and financial companies declared bankruptcy, in some cases after receiving government assistance, including General Motors Corp., Chrysler LLC and CIT Group Inc. In 2008, there were 25 failed banks in the U.S. with assets totaling $374 billion. In 2009, the number of failed banks increased to 140, with total assets of $170 billion. In the U.S., where our principal businesses are conducted, depressed home prices and consumer and commercial credit concerns have continued to contribute to uncertainties in the value of related asset categories. Concern about the stability of financial markets and the strength of counterparties has caused many traditional sources of credit, such as banks, securities firms and insurers, as well as institutional and private investors, to reduce or cease providing funding to borrowers. Although financial markets began to stabilize during 2009, reflecting government measures to stabilize the financial markets and recapitalize major financial institutions, it is still not possible to predict the long term impact of these factors.

The economic uncertainties affecting the financial industry may continue to change or delay the plans of our clients to conduct capital markets transactions and may delay or slow consolidation in the industry. This factor and/or a continuation or worsening of current conditions may cause us to face some or all of the following risks:

- The number of M&A transactions where we act as adviser could continue to be adversely affected by continued uncertainties in valuations related to asset quality and creditworthiness, volatility in the equity markets and difficulties in obtaining financing. Reduced merger consideration because of lower valuations of financial service companies may also reduce our fees to the extent they are based on a percentage of merger consideration. Also, these conditions could increase the execution risk in M&A transactions where we act as an adviser.

- Our opportunity to act as underwriter or placement agent in equity and debt offerings could be adversely affected by volatile equity or debt markets.

- We may experience losses in securities trading and investment activities or as a result of write downs in the value of financial instruments that we own as a result of deteriorations in the businesses or creditworthiness of the issuers of such financial instruments.

- We may incur unexpected costs or losses as a result of the bankruptcy or other failure of companies for which we have performed sales and trading or investment banking services to honor ongoing obligations such as settlement obligations relating to securities transactions and indemnification or expense reimbursement agreements.

- Any plans for expansion outside of the United States of our client base or the services we provide, particularly, as a result of uncertainties in Europe, through our existing United Kingdom ("UK") subsidiary, may be delayed or impaired.

- Competition in our investment banking, sales and trading businesses could intensify as a result of the increasing pressures on financial services companies.

- Our industry could face increased regulation as a result of legislative or regulatory initiatives.

- Government intervention may not succeed in stabilizing the financial and credit markets and may have negative consequences for our business.

Lack of sufficient liquidity or access to capital could impair our business and financial condition.

Historically, we have satisfied our need for funding with revenue from our operating and financing activities. As a result of the low level of leverage which we have traditionally employed in our business model, we have not been forced to significantly curtail our business activities and we believe that our capital resources are currently sufficient to continue to support our current business activities. In the event existing financial resources did not satisfy our needs, we might have to seek additional outside financing. The availability of outside financing will depend on a variety of factors, such as our financial condition and results of operations, the availability of acceptable collateral, market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry. Similarly, our access to funds may be impaired if regulatory authorities take significant action against us.

Difficulty in determining the fair value of financial instruments.

We maintain inventories of securities as a market maker of equity and fixed income securities. In addition, we make investments in various privately placed securities, including restricted debt and equity securities and interests in certain private investment partnerships or similar entities. We also hold various trust preferred and debt securities issued by financial institutions which were purchased for inclusion in future pools of such securities. We are no longer able to pool such securities into a collateralized debt structure and have been forced to retain such securities or dispose of them in sales at available prices.

The valuation of such securities is complex and involves a comprehensive process, including management judgment. Valuation of these securities will also continue to be influenced by external market and other factors, including implementation of SEC and Financial Accounting Standards Board ("FASB") guidance on fair value accounting, issuer specific credit deteriorations and deferral and default rates, rating agency actions, and the prices at which observable market transactions occur.

Our future results of operations and financial condition may be adversely affected by changes in valuations of these securities. For a further discussion regarding the valuation of financial instruments owned see Note 3, "Financial Instruments," to our consolidated financial statements.

Our liquidity and profitability could be adversely affected by the actions and commercial soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different counterparties, and we routinely execute transactions with counterparties, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Even rumors or questions about one or more financial services institutions, or the financial services industry generally, may create market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Although we have not suffered any material or significant losses as a result of the failure of any financial counterparty, any such losses may materially adversely affect our results of operations.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks.

Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. As an introducing broker to clearing firms, we are responsible to the clearing firm and could be held responsible for the defaults or misconduct of our customers. Although we review credit exposures to specific clients, customers and counterparties and to specific industries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. In addition to our credit risks described above, we are subject to various market, interest rate, inflation and operational risks, including those described under *"— Uncertain economic conditions have continued to adversely affect the financial services industry, which is the industry on which we focus," "— Committing our own capital in our underwriting, trading and other businesses increases the potential for significant losses," "— Our operations and infrastructure may malfunction or fail," and "— We may be adversely affected by changes in services and products provided by third parties and increases in related costs."* While we attempt to mitigate these risks through our risk management policies, if any of the variety of instruments, processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur significant losses. See Item 7A — "Quantitative and Qualitative Disclosure About Market Risk."

Committing our own capital in our underwriting, trading and other businesses increases the potential for significant losses.

We have at times invested in our clients' capital markets transactions. In certain cases, there may be contractual "lock-up" periods limiting our ability to immediately liquidate our investments. In addition, occasionally we have committed our capital to "bought deals," which involve the purchase of large blocks of stock from publicly-traded issuers or their significant stockholders with little or no advance marketing for the sale of such securities, instead of the more traditional marketed "book building" underwriting process, in which marketing is typically completed before an investment bank commits to purchase securities for resale. It is common for financial institutions in Europe to use rights offerings in order to raise capital. Rights offerings are also occasionally used by U.S. financial institutions as well. We have acted as a standby underwriter in such offerings and may do so in the future, especially through Keefe, Bruyette & Woods Limited in Europe, which requires a commitment over an extended period of time during the rights period. The current uncertainties for values of securities of financial service companies makes such practices riskier than in more stable periods. We may incur losses relating to these transactions.

We also enter into market making and principal investing transactions in which we commit our capital. The number and size of these transactions may materially affect our results of operations in a given period. We may also incur significant losses from our trading activities due to market fluctuations and volatility from quarter to quarter. We maintain trading positions in the fixed income and equity markets to facilitate client trading activities and engage in principal trading for our own account. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in the value of those assets or in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

We have made and may continue to make principal investments in private equity funds and other illiquid investments, which are typically private limited partnership interests and securities that are not publicly traded. There is a significant risk that we may be unable to realize our investment objectives by sale or other disposition at attractive prices or that we may otherwise be unable to complete any exit strategy. In particular, these risks could arise from changes in the financial condition or prospects of the portfolio companies in which investments are made, changes in national or international economic conditions or changes in laws, regulations, fiscal policies or political conditions of countries in which investments are made. It takes a substantial period of time to identify attractive investment opportunities and then to realize the cash value of such investments through resale. Even if a private equity investment proves to be profitable, it may be several years or longer before any profits can be realized in cash.

Our ability to retain our professionals is critical to the success of our business, and our failure to do so may materially adversely affect our reputation, business and results of operations.

Our ability to obtain and successfully execute the business mandates that generate a significant portion of our revenues depends upon the personal reputation, judgment, business generation capabilities and project execution skills of our professionals. Although we do not believe that any one or small number of professionals are critical to our business, our business model is based on the building of long term relationships and our professionals' personal reputations and relationships with our clients and customers are a critical element in obtaining and executing our engagements. Historically, the investment banking sector has been subject to high employee turnover generally. We have historically encountered intense competition for qualified employees from other companies in the investment banking sector as well as from businesses outside the investment banking industry, such as hedge funds, private equity funds and venture capital funds. From time to time, we have experienced losses of investment banking, sales and trading, research and other professionals. Losses of our professionals may occur in the future. The departure or other loss of any professional who manages substantial client or customer relationships and possesses substantial experience and expertise could impair our ability to secure or successfully complete engagements, which could materially adversely affect our business and results of operations.

We face strong competition, including from entities with significantly more financial and other resources.

The brokerage and investment banking industries are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including the ability of our professionals, industry expertise, client relationships, business reputation, market focus and quality and price of our products and services. We have experienced intense price competition in some of our businesses, in particular trading commissions and underwriting spreads. In addition, pricing and other competitive pressures in investment banking, including the trends toward multiple book-runners, co-managers and multiple financial advisors handling transactions, have continued and could adversely affect our revenues, even as transaction volume has increased in the U.S. market this year. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price.

Our geographic diversity requires us to compete with regional firms with strong localized relationships as well as other national and European specialized firms with financial industry focuses. In addition, we have faced competition from large full-service firms as the scope of our practice has grown and as such firms have sought revenues from our traditional client base. Many of our competitors in the brokerage and investment banking industries offer a broader range of products and services, have greater financial and marketing resources, larger customer bases, greater name recognition, larger numbers of senior professionals to serve their clients' needs and greater global coverage than we have. These competitors may be better able to respond to changes in the brokerage and investment banking industries, to compete for skilled professionals, to finance acquisitions, to fund internal growth, to commit significant capital to clients' needs, to access additional capital under more advantageous conditions and to compete for market share generally.

A number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired underwriting or financial advisory practices and broker-dealers or have merged with other financial institutions. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses. In particular, historically, the ability to provide debt financing has become an important advantage for some of our larger competitors and, because we do not provide such financing, we may be unable to compete as effectively for clients in a significant part of the brokerage and investment banking market. If we are unable to compete effectively with our competitors, our business, financial condition and results of operations will be adversely affected.

The impact of the current market and regulatory environment on trading customers may adversely affect our sales and trading commission revenues.

A relatively small number of our institutional investor customers generate a substantial portion of our sales commissions. If any of our key customers departs or reduces its business with us and we fail to attract new customers that are capable of generating significant trading volumes, our business and results of operations will be adversely affected. In the UK, equity commissions have been adversely affect by decreases in share prices because commissions are charged based on the value of shares traded. Such UK commissions may continue to be negatively impacted by low share prices.

A large number of our institutional investor sales and trading customers are also financial institutions, including hedge funds, banks, insurance companies and institutional money managers. The majority of transactions conducted with us relate to financial services companies. Many of our customers have suffered declines in their assets under management and such clients and others have reduced the amount of leverage used, resulting in such clients holding smaller position sizes. The current market environment may cause some of these companies to curtail their investment activities or even cease to do business, which may reduce our commissions.

Pricing and other competitive pressures may impair the revenues and profitability of our sales and trading business.

We derive a significant portion of our revenues from our sales and trading business. Commissions accounted for approximately 36.7%, 79.6% and 38.8%, respectively, of our revenues in the twelve months ended December 31, 2009, 2008 and 2007. Along with other securities firms, we have experienced intense price competition in this business in recent years. In particular, the ability to execute trades electronically, through the Internet and through other alternative trading systems, has increased the pressure on trading commissions and spreads. We expect this trend toward alternative trading systems and pricing pressures in this business to continue. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price. In addition, we face pressure from our larger competitors, which may be better able to offer a broader range of complementary products and services to customers in order to win their trading business. If we are unable to compete effectively with our competitors in these areas, the revenues and profitability of our securities business may decline and our business, financial condition and results of operations may be adversely affected.

As we are committed to maintaining and improving our comprehensive research coverage in the financial services sector to support our sales and trading business, we may be required to make substantial investments in our research capabilities. In addition to other factors that may adversely affect our results of operations in this area, such as the legal and regulatory factors described under *"— Risks Related to Our Industry,"* certain recent changes in industry practice are likely to affect our sales and trading business. A continuing trend has been for certain fund managers to enter into arrangements with securities firms under which the fund managers agree to pay separately for trading and research services, a process known as "unbundling." Previously, fund managers, like most customers, paid for research through the commissions that they paid for trading services. As a result of unbundling, securities firms charge lower commissions per trade but receive separate compensation for research that they provide to the fund managers.

We are a party to unbundling arrangements, and are likely to enter into additional unbundling arrangements in the future. If unbundling becomes prevalent, our sales and trading customers may not pay us separately for our research, and if they do, our revenues from these customers may not be the same as they are currently. If our customers wish to purchase sales and trading and research services separately, we may not be able to market our services on that basis as effectively as some of our competitors, in which case our business could be adversely affected.

Our capital markets and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements.

Our investment banking clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific capital markets or M&A transactions, rather than on a recurring basis under long-term contracts. Our business model is based on creating long-term relationships that we hope will lead to repeat business opportunities. However, our engagements for these transactions are typically singular in nature and our engagements with these clients may not recur. We must seek out new engagements when our current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements that generate fees from the successful completion of transactions, our business and results of operations would likely be adversely affected.

Our operations and infrastructure may malfunction or fail.

Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across diverse markets, and the transactions we process have become increasingly complex. Our financial, accounting or other data processing systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. We are also dependent on the systems and operations of our clearing brokers in the United States and the United Kingdom. If any of our systems or the systems of clearing brokers do not operate properly or are disabled or if there are other shortcomings or failures in our or their internal processes, people or systems, we could suffer impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and to manage our exposure to risk.

In addition, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with or through whom we conduct business, whether due to fire, other natural disaster, power or communications failure, act of terrorism or war or otherwise. Nearly all of our employees in our primary locations work in close proximity to each other. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients and customers may suffer and we may not be able to implement successfully contingency plans that depend on communication or travel.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious events that could have a security impact. If one or more of such events occur, this could jeopardize confidential and other information of us or our clients, customers or counterparties that is processed and stored in, and transmitted through, our computer systems and networks. Furthermore, such events could cause interruptions or malfunctions in our operations or those of our clients, customers, counterparties or other third parties. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

We may be adversely affected by changes in services and products provided by third parties and increases in related costs.

Many of our sales, trading and information systems are provided pursuant to agreements with third party vendors. Although we seek to negotiate agreements with these vendors to obtain such services on reasonable terms, we cannot always negotiate terms which will provide us such services for terms or at prices that are not subject to significant change. The process of changing to competing services or products can be time consuming, costly and subject to implementation and operational risks. In certain cases replacement products or services may not be available and we may be forced to accept significant cost increases or seek alternatives that do not provide substantially identical functionality.

Our financial results may fluctuate substantially from period to period, which may impair our stock price.

We have experienced, and expect to experience in the future, significant periodic variations in our investment banking revenues. These variations may be attributed in part to the fact that our investment banking revenues are typically earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In most cases we receive little or no payment for investment banking engagements that do not result in the successful completion of a transaction. As a result, our business is highly dependent on market conditions as well as the decisions and actions of our clients and interested third parties. For example, a client's acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or approval, or board of director or stockholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other problems in the client's or counterparty's business. If the parties fail to complete a transaction on which we are advising or an offering in which we are participating, we will earn little or no revenue from the transaction. As a result, we are unlikely to achieve steady and predictable earnings on a quarterly basis, which could in turn adversely affect our stock price.

Poor investment performance may reduce revenues and profitability of our asset management operations.

Our revenues in our asset management business are primarily derived from management fees which are based on committed capital and/or assets under management and incentive fees, which are earned if the return of our managed accounts exceeds certain threshold returns. Our ability to maintain or increase assets under management is subject to a number of factors, including investors' perception of our past performance, market or economic conditions, competition from other fund managers and our ability to negotiate terms with major investors.

Investment performance is one of the most important factors in retaining existing investors and competing for new asset management business. Poor investment performance could reduce our revenues and impair our growth. Even when market conditions are generally favorable, our investment performance may be adversely affected by our investment style and the particular investments that we make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues of our asset management business will likely be reduced and our ability to raise new funds will likely be impaired.

Strategic investments, acquisitions, entry into new businesses and joint ventures may result in additional risks and uncertainties in our business.

We have sought to grow our core businesses through internal expansion, strategic investments and acquisitions, and entry into new businesses or joint ventures. To the extent we make strategic investments or acquisitions, or enter into new businesses or joint ventures, we would face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners. In the case of joint ventures, we would be subject to additional risks and uncertainties in that we could be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control. In addition, conflicts or disagreements between us and any joint venture partners could negatively impact the success of that joint venture as well as our overall business. We may also face conflicts to the extent that we sponsor the development of other business and commit to provide personnel, capital or benefits from our business relationships to such other businesses.

New business activities that we may enter into will likely involve significant start up costs and operational and staffing challenges and may occupy a significant portion of management time and resources, which would detract from their availability for the management of our existing businesses. Future business activities may require us to raise significant amounts of capital or to obtain other lending sources, which efforts may be subject to market conditions at the time. To the extent we undertake new activities, they may not be successful and any investments we make in these new activities may not retain their value or achieve positive returns.

To the extent that we pursue business opportunities outside the United States, we will be subject to political, economic, legal, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities. In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. We are also subject to the enhanced risk that transactions we structure might not be legally enforceable in the relevant jurisdictions.

Growth of our business could result in increased costs.

We may incur significant expenses in connection with any expansion of our existing businesses or in connection with any strategic acquisitions and investments, if and to the extent they arise from time to time. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the revenues that are derived from such growth.

In the investment banking industry, the entry into new service lines or areas of business often involves the attraction and retention of outside personnel deemed to be critical components to the success of such expansion efforts. Such outside personnel may be employed by competitors, and therefore the retention of such individuals may require us to enter into guaranteed compensation contracts for a period following commencement of employment. The compensation terms provided for in such contracts may be fixed in whole or in part. Any guaranteed compensation expenses that cannot be adjusted based on the success or profitability of either such area of growth or our firm as a whole, could reduce our operating margins. Such fixed compensation expenses may also materially impact the levels and amounts of compensation for our employees without such guaranteed contracts, which in turn could have a negative impact on our retention efforts for such employees. See *"— Our ability to retain our professionals is critical to the success of our business, and our failure to do so may materially adversely affect our reputation, business and results of operations."*

Over the past several years, we have experienced significant growth in our new business activities, including launching European-focused operations and opening a London office. We have also begun to implement our plan to launch operations in Hong Kong and Tokyo, focused on an Asian securities business. These expansion efforts have required and will continue to require increased investment in management personnel, facilities and financial and management systems and controls, all of which, in the absence of sufficient corresponding revenue growth, would cause our operating margins to decline from current levels.

Expansion also creates a need for additional compliance, documentation, risk management and internal controls procedures, and often involves the hiring of additional personnel to monitor such procedures. To the extent such procedures are not adequate to appropriately monitor any new or expanded business, we could be exposed to a material loss or regulatory sanction.

Investments by our directors, officers, employees and our employee profit sharing retirement plan may conflict with the interests of our stockholders.

Our executive officers, directors and employees and our employee profit sharing retirement plan may from time to time invest in or receive a profit interest in private or public companies in which we or one of our affiliates is an investor or for which we provide investment banking services, publish research or act as a market maker. In addition, through KBW Asset Management, we have organized hedge funds or similar investment vehicles in which our employees are or may become investors and we expect to continue to do so in the future. There is a risk that, as a result of such investment or profit interest, a director, officer or employee may take actions that conflict with the best interests of our stockholders.

Our tax-qualified employee profit sharing retirement plan offers employees the opportunity to choose among a number of investment alternatives. One of these, the KBW Fund, has been managed by certain employees and has invested in securities in which we and our customers and employees may also invest. Substantially all of our employees who have been employed by us for at least three months are participants in the plan. A substantial portion of the plan investments are currently invested in the KBW Fund. Historically, the KBW Fund has invested in publicly traded equity and fixed income securities of financial services companies, and we expect that this policy will continue. Some or all of the employees managing the KBW Fund are participants in the plan investing in the KBW Fund, and are also holders of shares of our common stock. It is our intention, after satisfaction of customer interest in investments, to continue to provide suitable investment opportunities to the KBW Fund consistent with the management policies of the plan fiduciaries and applicable law (including, without limitation, the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")). Accordingly, from time to time, there may be cases in which an investment opportunity is made available to the employee profit sharing retirement plan which is not also made available to us (or in which availability is limited) as principal.

Our policies and procedures may limit the investment opportunities for our company.

We have in place compliance procedures and practices designed to protect the confidentiality of client and customer information and to ensure that inside information is not used for making our investment decisions. These procedures and practices may from time to time exceed minimum legal requirements and may limit the freedom of our employees to make potentially profitable investments for us. Moreover, certain rules, such as best execution rules, and fiduciary obligations to customers and our profit-sharing plan under ERISA and other applicable law, may cause us to forego certain investment opportunities.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

As a holding company, we may require dividends, distributions and other payments from our subsidiaries to fund payments on our obligations, including debt obligations. As a result, regulatory actions could impede access to funds that we need to make payments on obligations or dividend payments. In addition, because we hold equity interests in our subsidiaries, our rights as an equity holder to the assets of these subsidiaries are subordinated to any claims of the creditors of these subsidiaries. None of our subsidiaries had any long term indebtedness to any third party.

Our broker-dealer subsidiaries are subject to regulatory net capital requirements.

Keefe, Bruyette & Woods, Inc., our U.S. broker-dealer subsidiary, is subject to the net capital requirements of the SEC and various self-regulatory organizations of which it is a member. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Any failure to comply with these net capital requirements could impair our ability to conduct our core business as a brokerage firm. At this time we have significant capital in excess of these requirements. There are similar financial requirements of the Financial Services Authority ("FSA") in the United Kingdom related to the activities of Keefe, Bruyette & Woods Limited. Similar requirements of the Hong Kong Securities and Futures Commission will apply to Keefe,

Bruyette & Woods Asia Limited. Furthermore, the U.S., U.K. and Hong Kong broker-dealer subsidiaries are and will be subject to laws that authorize regulatory bodies to block or reduce the flow of funds from them to our holding company or to our other subsidiaries.

Risks Related to Our Industry

Risks associated with regulatory impact on capital markets.

In recent years the U.S. Congress, the SEC, the NYSE and FINRA have significantly expanded corporate governance and public disclosure requirements. To the extent that private companies, in order to avoid becoming subject to these new requirements, decide to forgo initial public offerings, our equity underwriting business may be adversely affected. These factors, in addition to adopted or proposed accounting, capitalization, risk management, executive compensation, disclosure and other potential rules and regulations that may be enacted either as part of the implementation of various government initiatives or otherwise, may also adversely affect our business.

Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.

Firms in the financial services industry have experienced increased scrutiny in recent years from a variety of regulators, including the SEC, the Federal Reserve, the FDIC and other federal regulatory agencies, and the NYSE and FINRA, state securities commissions and state attorneys general. FINRA was created in July 2007 through the consolidation of the NASD and the member regulation, enforcement and arbitration functions of the NYSE. The activities of our UK subsidiary, Keefe, Bruyette & Woods Limited, are subject to regulation by the FSA, which has continued to refine and expand the scope of its regulations of the financial services industry. Our UK business has experienced significant expansion over a relatively short period, which requires us to devote increasing resources to our compliance efforts and subjects us to additional regulatory risks in the UK. Penalties and fines sought by regulatory authorities have increased substantially over the last several years. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Our failure to comply or have complied with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of the registration of us or any of our subsidiaries. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and cause us to lose existing clients or fail to gain new clients. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs, additional operational personnel and increased regulatory risk. Failure to adhere to these policies and procedures may result in regulatory sanctions or client or customer litigation.

The effort to combat money laundering and terrorist financing is a priority in governmental policy with respect to financial institutions. The obligation of financial institutions, including ourselves, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs. Any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines, and potentially other liabilities.

Asset management businesses have experienced a number of highly publicized regulatory inquiries concerning market timing, late trading and other activities that focus on the mutual fund industry. These inquiries have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisers and broker-dealers. Although we do not act as an investment adviser to mutual funds, the regulatory scrutiny and rulemaking initiatives may result in an increase in operational and compliance costs or the assessment of significant fines or penalties against our asset management business, and may otherwise limit our ability to engage in certain activities.

Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal or regulatory action against us could materially adversely affect our businesses.

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions, potential liability for "fairness opinions" and other advice we provide to participants in strategic transactions and disputes over the terms and conditions of complex trading arrangements. We are also potentially subject to claims arising from disputes with employees. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. See Item 3 — "Legal Proceedings" for a further discussion of certain legal matters applicable to us.

We depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients and customers. As a result, if a client or customer is not satisfied with our services, it may be more damaging in our business than in other businesses. Moreover, our role as advisor to our clients on important underwriting or M&A transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including shareholders of our clients who could bring securities class actions against us. Our investment banking engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects.

Regulatory inquiries and subpoenas or other requests for information or testimony in connection with litigation may require incurrence of significant expenses, including fees for legal representation and fees associated with document production. These costs may be incurred even if we are not a target of the inquiry or a party to litigation.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases, and we may suffer significant reputational harm for any misconduct by our employees.

Risks Related to Our Shares

We are controlled by our employee stockholders whose interests may differ from those of other stockholders.

Our employees collectively own a majority of the total shares of common stock entitled to vote and our executive officers collectively own approximately 7.2% of such shares of our outstanding common stock as of December 31, 2009. The percentage of employee holdings may increase as result of our practice of paying a portion of annual bonuses to certain employees in the form of restricted stock. Although the Stockholders' Agreement between the Company and certain employee stockholders does not contain any provisions regarding the voting of common stock owned by any of our employees, a group of employees with a sufficient number of shares may be able to elect our entire board of directors, control our management and policies and, in general, determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. Such persons may be able to prevent or cause a change in control of our company even if other stockholders oppose them.

Provisions of our organizational documents may discourage an acquisition of our company.

Our organizational documents contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire our company. For example, our board of directors may, without the consent of stockholders, issue preferred stock with greater voting rights than the common stock. In addition, our certificate of incorporation provides for a classified board of directors divided into three classes, which may impede the removal of existing directors following a change of control. If a change of control or change in management that stockholders might otherwise consider to be favorable is prevented or delayed, the market price of our common stock could decline. Other provisions of our organizational documents and Delaware corporate law impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions.

Future sales, or the possibility of future sales, of a substantial amount of our common stock could cause our stock price to decline.

Sales of substantial amounts of our common stock by our employees and other stockholders, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of additional equity securities.

At the time of the completion of our initial public offering in November 2006 (the "IPO"), we entered into the Stockholders' Agreement with certain employees. The Stockholders' Agreement placed restrictions on the disposition of shares owned by such employees through the fifth anniversary of the IPO. Since the IPO, 50% of the shares owned by each such employee have been freed from the restrictions of the agreement. Of the remaining 50% of the shares that are still subject to such restrictions, 25% will become freely tradeable in November 2010, the fourth anniversary of the IPO, and the final 25% will become freely tradeable in November 2011, the fifth anniversary of the IPO. As of February 19, 2010, 8,394,360 shares were still subject to the sale restrictions set forth in the Stockholders' Agreement. The restrictions set forth in the Stockholders' Agreement may be waived by our board of directors, at their discretion.

We have in the past granted restricted stock awards to certain employees in connection with our IPO (the "IPO Awards"), in connection with year-end bonus compensation (the "Year-End Stock Awards") and as part of our hiring procedures. As of February 19, 2010, 4,054,973 shares pertaining to such awards remain unvested, and therefore may not be traded or disposed of by the award recipient. 40% of the IPO Awards currently remain unvested but will vest in November 2010, the fourth anniversary of the IPO. Year-End Stock Awards, which have been granted in February of each year since the IPO, generally are freed from trading restrictions in equal one-third installments on each of the first, second and third anniversaries of their grant.

Under our Company trading policy, employees may trade our common stock only during certain "window" periods throughout the year, which generally open on the second trading day following a quarterly public earnings release and close immediately after completion of the second month of a fiscal quarter. However, the time frame of any such window period may be adjusted by senior management, if in their discretion such adjustment is determined to be advisable. Sales of shares of common stock by our officers and employees upon the removal of any of the above-described trading restrictions may result in a decrease in the trading price of our common stock and restrict our ability to raise additional capital through the issuance of equity securities.

We currently have on file with the SEC an effective "universal" shelf registration statement on form S-3, which enables us or our stockholders to sell, from time to time, our common stock and other securities covered by the registration statement in one or more public offerings. Our status under the securities laws as a "well-known seasoned issuer" enables us, among other things, to enter the public markets and consummate sales off the shelf registration statement in rapid fashion and with little or no notice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

We have not historically paid any cash dividends.

We have historically retained any earnings to fund the operation and expansion of our business and, therefore, we have not paid any cash dividends since becoming a public company. There can be no assurance that we will pay any dividends in the future. Accordingly, you should only rely on sales of your shares of common stock after price appreciation, which may never occur, as the way to realize any future gains in your investment. Unless the Company changes this policy, investors seeking cash dividends should not purchase our common stock.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our offices, are located in New York, Atlanta, Boston, Chicago, Hartford, Houston, Richmond (Virginia), San Francisco, London, Hong Kong and Tokyo. Our headquarters are located at 787 Seventh Avenue, New York, New York, and comprise approximately 155,772 square feet of leased space, pursuant to a lease agreement expiring in 2016. All of the other offices are in leased space or we have entered into new leases for space, which we currently believe to be adequate for our needs.

Some of our leases contain options to extend the term of the lease or lease additional space. We believe that all of our properties and facilities are well maintained. We do not anticipate a need for other material additional office space in the near term.

Item 3. *Legal Proceedings.*

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under federal securities and other laws in connection with securities offerings and other transactions, as well as advice and opinions we provide concerning strategic transactions. In addition, like most financial institutions, we are often the subject of claims made by current and former employees arising out of their employment or termination of employment with us. These claims often relate to dissatisfaction with an employee's bonus or separation payment, or involve allegations that the employee was the subject of some form of discrimination or other unlawful employment practice. See "Risk Factors — Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal or regulatory action against us could materially adversely affect our businesses."

We are involved in a number of judicial and regulatory matters arising in connection with our business. We are also involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The number of these reviews, investigations and proceedings has increased in recent years for many firms in the financial services industry, including our company.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, we cannot predict with certainty the loss or range of loss, if any, related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. We review the need for any loss contingency reserves, and we have established reserves that we believe are adequate where, in the opinion of management, the likelihood of liability is probable and the extent of such liability can be reasonably estimated.

We describe below our significant legal proceedings:

Sentinel Litigation

On January 12, 2009, Frederick J. Grede, as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc., filed a lawsuit in the United States District Court for the Northern District of Illinois against Keefe and against Delores E. Rodriguez; Barry C. Mohr, Jr.; and Jacques De Saint Phalle (all former employees of Keefe) and Cohen & Company Securities, LLC. Ms. Rodriguez and Mr. Mohr were employed by Cohen & Company subsequent to being employed by Keefe and the complaint relates to activities by them at both Keefe and their subsequent employer.

The complaint alleges that Keefe recommended and sold to Sentinel Management Group structured finance products that were unsuitable for purchase. The complaint alleges the following causes of action against Keefe, aiding and abetting breach of fiduciary duty by an officer and director of Sentinel; commercial bribery; violations of federal and state securities laws; violation of the Illinois Consumer Fraud Act; negligence; unjust enrichment; and avoidance and recovery of fraudulent transfers. The complaint specifies that Sentinel sustained a loss associated with the sale of securities sold by Keefe of $4.9 million and interrogatory responses from the Trustee in discovery now contend that Sentinel lost $5.6 million; however various causes of action in the complaint seek to recover amounts substantially in excess of that amount up to an amount in excess of $130 million, representing amounts paid for all securities purchased from Keefe regardless of suitability or whether there were losses on these securities. Keefe believes the claims are without merit and will defend these claims vigorously. On April 1, 2009, Keefe filed a Motion to Dismiss the Complaint. On July 29, 2009, the court denied most of the relief sought in Keefe's Motion to Dismiss, though it dismissed the Illinois Consumer Fraud Act claim and granted Keefe's motion to sever the Trustee's case against Keefe from the case against Cohen. On August 26, 2009, Keefe filed a Third-Party Complaint against Eric A. Bloom, the former President and CEO of Sentinel, and Charles K. Mosley, the former Senior Vice President and head trader of Sentinel, alleging fraud and seeking contribution for any damages for which Keefe is held liable to the Trustee. The court stayed and severed this Third-Party Complaint on October, 7, 2009.

On May 21, 2009 the Trustee filed an additional complaint in the same court and against the same parties (the "Second Complaint"). The Trustee claimed to be acting in the Second Complaint in his capacity as liquidation trustee and as an assignee of claims of Sentinel's customers. The Second Complaint makes substantially the same allegations as the complaint described above. Keefe believes the claims in the Second Complaint are also without merit and will defend these claims vigorously. On July 28, 2009, in Grede v. Bank of New York Mellon et al filed in the same court, in which the Trustee alleged similar customer claims as an assignee, the court dismissed the Trustee's claims due to lack of standing. The Trustee has appealed the court's dismissal of Grede v. Bank of New York Mellon and, on August 19, 2009, the court stayed the Second Complaint while the Trustee's appeal in Grede v. Bank of New York Mellon is pending.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock is traded on the NYSE under the symbol "KBW".

The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock, as quoted on the NYSE.

	2009		2008	
	High	Low	High	Low
Fourth Quarter	$34.44	$24.53	$32.40	$19.59
Third Quarter	33.63	26.37	37.50	19.76
Second Quarter	28.90	20.71	28.14	20.06
First Quarter	$23.28	$14.20	$29.66	$18.63

As of December 31, 2009, there were 711 holders of record or our common stock. However, we believe the number of beneficial owners of our common stock exceeds this number.

No dividends have been declared or paid on our common stock. We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.

On February 25, 2010, the last reported sales price for our common stock on the NYSE was $23.99 per share.

Information relating to compensation plans under which our common stock is authorized for issuance will be set forth in our definitive proxy statement for our annual meeting of stockholders to be held on June 14, 2010 (to be filed within 120 days after December 31, 2009) (the "Proxy Statement for the 2010 Annual Meeting of Stockholders") and is incorporated by reference in Part III, Item 12.

The table below sets forth the information with respect to purchases made by or on behalf of KBW, Inc. or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act), of our common stock during the quarter ended December 31, 2009:

Period	Total Number of Shares Purchased(1)(2)	Average Price per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 — October 31, 2009	—	—	—	—
November 1 — November 30, 2009	286,277	$28.24	—	—
December 1 — December 31, 2009	14,448	17.30	—	—
Total	300,725	$27.71	—	—

(1) All shares purchased were other than as part of a publicly announced plan or program.

(2) All shares were immediately retired upon purchase by us.

Item 6. ***Selected Financial Data.***

Set forth below is selected consolidated financial and other data of KBW as of and for the five years ended December 31, 2009.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share information)				
Revenues:					
Investment banking	$ 160,450	$ 163,664	$ 226,464	$ 210,026	$ 149,332
Commissions	142,015	192,752	165,803	116,625	96,301
Principal transactions, net	63,611	(142,962)	(7,520)	45,773(1)	36,568
Interest and dividend income	10,524	24,687	37,612	26,920	17,984
Investment advisory fees	2,826	1,197	1,751	5,036	3,843
Other	7,728	2,879	3,418	2,206	3,838(2)
Total revenues	387,154	242,217	427,528	406,586	307,866
Expenses:					
Compensation and benefits	236,159	226,311	257,070	216,518	187,428
Occupancy and equipment	21,639	19,831	18,722	17,728	16,877
Communications and data processing	28,464	27,743	24,283	19,465	18,526
Brokerage and clearance	17,203	24,244	22,967	19,728	17,390
Business development	14,328	16,115	16,601	13,218	13,141
Interest	1,151	4,603	14,732	11,023	8,105
Other	25,352	25,375	23,748	17,257	15,257
Total non-compensation expenses	108,137	117,911	121,053	98,419	89,296
Total expenses	344,296	344,222	378,123	314,937	276,724
Income/(loss) before income taxes	42,858	(102,005)	49,405	91,649	31,142
Income tax expense/(benefit)	19,251	(39,656)	22,113	38,365	13,735
Net income/(loss)(3)	$ 23,607	$ (62,349)	$ 27,292	$ 53,284	$ 17,407
Earnings per share(3)(4)(5):					
Basic	$ 0.66	$ (2.02)	$ 0.81	$ 1.89	$ 0.63
Diluted	$ 0.66	$ (2.02)	$ 0.81	$ 1.89	$ 0.63
Weighted average number of common shares outstanding(4)(5):					
Basic	31,448,074	30,838,361	30,654,058	27,512,023	27,194,404
Diluted	31,448,074	30,838,361	30,654,058	27,512,023	27,194,404
Consolidated Statements of Financial Condition Data:					
Total assets	$ 631,368	$ 571,466	$ 864,450	$ 804,865	$ 661,161
Stockholders' equity(3)	$ 449,069	$ 396,731	$ 448,426	$ 397,414	$ 265,709
Other Data (Unaudited):					
Book value per common share	$ 14.60	$ 13.30	$ 15.31	$ 13.59	$ 10.13

(1) Principal transactions, net for the year ended December 31, 2006 included a gain of approximately $5.4 million with respect to the exchange of our New York Stock Exchange seat for cash and shares of the merged NYSE Group, Inc.

(2) Other revenues in 2005 include approximately $0.4 million in insurance recoveries and government grants relating to the World Trade Center attacks in 2001.

(3) Prior to the date of the IPO (November 2006) and the termination of the 2005 amended and restated stockholders' agreement, common stock was classified as a liability.

(4) In calculating shares of common stock outstanding, we give retroactive effect to a 43 for 1 stock split that we effected on November 1, 2006.

(5) Basic and diluted common shares outstanding were equal in each respective period under the two-class method. Accordingly, prior years have been restated.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this report. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions, which could cause actual results to differ materially from management's expectations. See "Cautionary Statement Regarding Forward-Looking Statements" included in the beginning of this report.

Overview

We are a leading full service investment bank specializing in the financial services industry. Our principal activities are: (i) investment banking, including mergers and acquisitions ("M&A") and other strategic advisory services, equity and fixed income securities offerings, and mutual thrift conversions, (ii) equity and fixed income sales and trading, (iii) research that provides fundamental, objective analysis that identifies investment opportunities and helps our investor customers make better investment decisions, and (iv) asset management, including investment management and other advisory services to institutional clients and private high net worth clients and various investment vehicles.

Within our full service business model, our focus includes bank and thrift holding companies, banking companies, thrift institutions, insurance companies, broker-dealers, mortgage banks, asset management companies, mortgage and equity real estate investment trusts, consumer and specialty finance firms, financial processing companies and securities exchanges. We emphasize serving investment banking clients in the small and mid cap segments of the financial services industry although our clients also include many large-cap companies. Our sales customers are primarily institutional investors.

Most revenues with respect to our services provided are primarily determined as a result of active competition in the marketplace. Our revenues are primarily generated through advisory, underwriting and private placement fees earned through our investment banking activities, commissions earned on equity sales and trading activities, interest and dividends earned on our securities' inventories and profit and losses from trading activities related to the securities' inventories.

Our largest expense is compensation and benefits. Our performance is dependant on our ability to attract, develop and retain highly skilled employees who are motivated to provide quality service and guidance to our clients.

Many external factors affect our revenues and profitability. Such factors include equity and fixed income trading prices and volumes, the volatility of these markets, the level and shape of the yield curve, political events and regulatory developments, including recent government participation in providing capital to financial institutions, and competition. These factors influence our investment banking operations in that such factors affect the number and timing of equity and fixed income securities issuances and M&A activity within the financial services industry. These same factors also affect our sales and trading business by impacting equity and fixed income trading prices and volumes and valuations in secondary financial markets. Commission rates, market volatility and other factors also affect our sales and trading revenues. These market forces may cause our revenues and earnings to fluctuate significantly from period to period and the results of any one period should not be considered indicative of future results. See "— Business Environment."

A significant portion of our expense base is variable, including employee compensation and benefits, brokerage and clearance, communication and data processing and business development expenses. Our remaining costs generally do not directly relate to the service revenues earned.

Certain data processing systems that support equity and fixed income trading, research, payroll, human resources and employee benefits are service bureau based and are operated in the vendors' data centers. We believe that this stabilizes our fixed costs associated with data processing. We also license vendor information databases to support investment banking, sales and trading and research. Vendors may, at the end of contractual terms, terminate our rights or modify or significantly alter product and service offerings or related fees, which may affect our ongoing business activities or related costs.

Business Environment

Our business activities focus on the financial services sector, the landscape of which, in the U.S. and globally, has continued to evolve since the global financial crisis began in 2007. During 2009 there was a return of some market confidence in the sector and, particularly in the U.S., strong activity in capital markets' transactions recapitalizing selected companies. As a result, many institutions have positioned themselves to take advantage of acquisition opportunities that may develop, in some cases with government assistance. We continued to be very active in capital markets transactions, participating in 78 equity capital raises during 2009. However, the sector remains under stress and the market stability and continuation of current trends is not certain. The valuation of certain classes of assets remains uncertain and there are continuing concerns in the credit quality of multiple asset classes, especially commercial real estate. Securitization markets have not broadly reopened. U.S. unemployment remains high and lenders continue to lend only to the most credit worthy borrowers, making credit tight across the broad economy.

In the U.S., the financial services sector remains highly fragmented. There are approximately 1,030 publicly traded banks and thrifts and approximately 8,100 different banking entities in the U.S. Because of our focus, we are particularly impacted by economic and market conditions affecting this sector. Although many larger financial institutions have succeeded in recapitalizing and have repaid government assistance, there continues to be bank failures among smaller institutions. In 2009, there were 140 failed U.S. banks with assets totaling $170 billion compared to 25 failed banks in the U.S. with assets totaling $374 billion in 2008. Trends in the global economy and domestic and international financial markets have a significant impact on the outlook for financial services, including the market prices for our securities and the securities of other companies in the sector.

Globally, actions by various government agencies and central banks have been implemented with a view to restoring capital, creating market liquidity and opening credit sources. While certain financial institutions have accessed additional capital, there is likely to be continued stress in many of these markets. Recent concerns on sovereign debt in certain European countries have stressed financial markets.

It is difficult to predict how long these conditions will continue or whether additional deteriorations in asset quality, further credit market dislocations or sustained market downturns may exacerbate the impact of these factors on our overall revenues. Even with the market stabilization in recent quarters, there has not been a significant return of M&A activity. During 2009, many financial institutions have reported operating profitability, although others reported significant losses, in particular resulting from increases to loan loss reserves. There have been no wide-scale failures of large financial institutions in the U.S., however, there have been several notable and large bankruptcies in other sectors. There are proposals in the U.S. to impose limitations on certain risk taking activities by banking entities. We believe that we are well capitalized and remain well positioned to assist in capital markets and M&A transactions for the financial services industry in both the U.S. and Europe.

Results of Operations

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Overview

Total revenues increased $144.9 million, or 59.8%, to $387.2 million for the year ended December 31, 2009, compared with $242.2 million for the year ended December 31, 2008. This increase was primarily due to principal transactions, net revenue of $63.6 million in 2009 compared to net losses of $143.0 million in 2008, partially offset by a decrease in commissions revenue of $50.7 million.

Total expenses remained relatively unchanged at $344.3 million for the year ended December 31, 2009 compared with the year ended December 31, 2008.

We recorded net income of $23.6 million, or $0.66 per diluted share, for the year ended December 31, 2009, compared with a net loss of $62.3 million, or $2.02 per diluted share, for the same period in 2008. After adjusting for the 2006 one-time restricted stock awards granted to employees in connection with our initial public offering ("IPO"), our non-GAAP operating net income was $29.1 million, or $0.81 per diluted share for the year ended December 31, 2009, compared with net loss of $55.3 million, or $1.79 per diluted share for the same period in 2008. See "— 2009 and 2008 Non-GAAP Financial Measures" for a reconciliation of our non-GAAP measures to their corresponding GAAP amounts.

The following table provides a comparison of our revenues and expenses for the periods presented (dollars in thousands):

	Year Ended December 31,		Period to Period	
	2009	2008	$ Change	% Change
		(dollars in thousands)		
Revenues:				
Investment banking	$160,450	$ 163,664	$ (3,214)	(2.0)%
Commissions	142,015	192,752	(50,737)	(26.3)
Principal transactions, net	63,611	(142,962)	206,573	N/M
Interest and dividend income	10,524	24,687	(14,163)	(57.4)
Investment advisory fees	2,826	1,197	1,629	136.1
Other	7,728	2,879	4,849	168.4
Total revenues	387,154	242,217	144,937	59.8
Expenses:				
Compensation and benefits	236,159	226,311	9,848	4.4
Occupancy and equipment	21,639	19,831	1,808	9.1
Communications and data processing	28,464	27,743	721	2.6
Brokerage and clearance	17,203	24,244	(7,041)	(29.0)
Business development	14,328	16,115	(1,787)	(11.1)
Interest	1,151	4,603	(3,452)	(75.0)
Other	25,352	25,375	(23)	(0.1)
Non-compensation expenses	108,137	117,911	(9,774)	(8.3)
Total expenses	344,296	344,222	74	0.0
Income/(loss) before income taxes	42,858	(102,005)	144,863	N/M
Income tax expense/(benefit)	19,251	(39,656)	58,907	N/M
Net income/(loss)	$ 23,607	$ (62,349)	$ 85,956	N/M%

N/M — Not Meaningful

2009 and 2008 Non-GAAP Financial Measures

Compensation cost for stock-based awards are measured at fair value on the date of grant and recognized as compensation expense over the requisite service period, net of estimated forfeitures.

We reported our compensation and benefits expense, income / (loss) before income taxes, income tax expense/(benefit), net income/(loss), compensation ratio and basic and diluted earnings per share on a non-GAAP basis for the year ended December 31, 2009 in our February 18, 2010 press release. The non-GAAP amounts exclude compensation expense related to the amortization of IPO restricted stock awards granted in November 2006.

Our management has utilized such non-GAAP calculations as an additional device to aid in understanding and analyzing our financial results for the two years ended December 31, 2009 and 2008. Specifically, our management believes that these non-GAAP measures provide useful information by excluding certain items that may not be indicative of our core operating results and business outlook. Our management believes that these non-GAAP measures will allow for a better evaluation of the operating performance of our business and facilitate meaningful comparison of our results in the current period to those in prior and future periods. Such periods did not in the past, and likely will not in the future include substantial grants of restricted stock awards to employees such as the Company-wide IPO restricted stock awards. Our reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance.

A limitation of utilizing these non-GAAP measures is that the determination of these amounts in accordance with GAAP reflects the underlying financial results of our business. These effects should not be ignored in evaluating and analyzing our financial results. Therefore, management believes that, with respect to the items set forth in the table below, both our GAAP and respective non-GAAP measures should be considered together.

The following table provides details with respect to reconciling compensation and benefits expense, income/(loss) before income taxes, income tax expense/(benefit), net income/(loss), compensation ratio and basic and diluted earnings per share on a non-GAAP basis for the years ended December 31, 2009 and 2008.

	GAAP	Reconciliation Amount	Non-GAAP
	(dollars in thousands, except per share information)		
Year ended December 31, 2009:			
Compensation and benefits expense	$ 236,159	$(10,022)(a)	$ 226,137
Income before income taxes	$ 42,858	$ 10,022(a)	$ 52,880
Income tax expense	$ 19,251	$ 4,502(b)	$ 23,753
Net income	$ 23,607	$ 5,520(c)	$ 29,127
Compensation ratio(d):	61.0%		58.4%
Earnings per share(e):			
Basic	$ 0.66	$ 0.15	$ 0.81
Diluted	$ 0.66	$ 0.15	$ 0.81
Weighted average number of common shares outstanding(e):			
Basic	31,448,074	—(f)	31,448,074
Diluted	31,448,074	—(f)	31,448,074
Year ended December 31, 2008:			
Compensation and benefits expense	$ 226,311	$(11,456)(a)	$ 214,855
Loss before income taxes	$ (102,005)	11,456(a)	$ (90,549)
Income tax benefit	$ (39,656)	$ 4,454(b)	$ (35,202)
Net loss	$ (62,349)	$ 7,002(c)	$ (55,347)
Compensation ratio(d):	93.4%		88.7%
Earnings per share(e):			
Basic	$ (2.02)	$ 0.23	$ (1.79)
Diluted	$ (2.02)	$ 0.23	$ (1.79)
Weighted average number of common shares outstanding(e):			
Basic	30,838,361	—(f)	30,838,361
Diluted	30,838,361	—(f)	30,838,361

(a) The non-GAAP adjustment represents the pre-tax expense with respect to the amortization of the IPO restricted stock awards granted to employees on November 2006.

(b) The non-GAAP adjustment with respect to income tax expense / (benefit) represents the elimination of the tax expense/(benefit) resulting from the amortization of the IPO restricted stock awards in the period.

(c) The non-GAAP adjustment with respect to net income / (loss) was the after-tax amortization of the IPO restricted stock awards in the period.

(d) For year ended 2009 and 2008 compensation ratios were calculated by dividing compensation and benefits expense by total revenues of $387,154 and $242,217, respectively.

(e) Basic and diluted common shares outstanding were equal for each respective period under the two-class method.

(f) Both the basic and diluted weighted average number of common shares outstanding were not adjusted.

Our management utilizes these non-GAAP calculations in understanding and analyzing our financial results. Our management believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of our core operating results and business outlook. Our management believes that these GAAP measures will allow for a better evaluation of the operating performance of our business and facilitate meaningful comparison of our results in the current period to those in prior periods and future periods. Our reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance.

A limitation of utilizing these non-GAAP measures is that the GAAP accounting effects of these events do in fact reflect the underlying financial results of our business and these effects should not be ignored in evaluating and analyzing our financial results. Therefore, management believes that our GAAP measures of compensation and benefits expense, income / (loss) before income taxes, income tax expense / (benefit), net income / (loss), and basic and diluted earnings per share and the same respective non-GAAP measures of our financial performance should be considered together.

We expect to grant restricted stock awards and other share-based compensation in the future. We do not expect to make any such substantial grants to employees outside of our regular compensation and hiring process, as we did when we granted IPO restricted stock awards.

Revenues

Investment Banking

Investment banking revenue was $160.4 million for the year ended December 31, 2009 compared with $163.7 million for the same period in 2008, a decrease of $3.2 million, or 2.0%. Capital markets revenue increased $42.7 million, or 49.0%, to $130.1 million for the year ended December 31, 2009 compared with $87.4 million for the same period in 2008. The increase reflects the completion of a record number of equity capital market transactions in 2009. M&A and advisory revenue was $30.3 million for the year ended December 31, 2009 compared with $76.3 million for the same period in 2008, a decrease of $46.0 million. This decrease was primarily due to a decline in the number of mergers and acquisitions and smaller average size transactions that closed in 2009 compared with 2008.

Commissions

Commissions revenue was $142.0 million for the year ended December 31, 2009 compared with $192.8 million for the same period in 2008, a decrease of $50.7 million, or 26.3%. U.S. equity commissions were $103.5 million for the year ended December 31, 2009 compared with $129.3 million for the same 2008 period, a decrease of $25.8 million, or 20.0%, reflecting lower trading volume due to lower levels of market volatility and a less favorable mix of order flow. European equity commissions were $38.5 million for the year ended December 31, 2009 compared with $63.5 million for the same period in 2008, a decrease of $25.0 million, or 39.4%, reflecting lower trading volume and the impact of translating our non-U.S. commissions revenues to U.S. dollars at less favorable exchange rates in 2009 compared to 2008.

Principal Transactions, Net

Principal transactions, net resulted in revenue of $63.6 million for the year ended December 31, 2009 compared to a net loss of $143.0 million for the same period in 2008. The net gain in 2009 reflected the absence of significant negative valuation adjustments on certain financial instruments owned, primarily related to trust preferred backed collateralized debt obligations and related securities, as well as higher revenue from our fixed income customer business. Our fixed income revenue was $47.6 million for the year ended December 31, 2009 compared to $8.8 million for the same period in 2008, reflecting strong client-driven activity as credit markets improved. Our equity market making activity resulted in a loss of $7.1 million for 2009 compared to a loss of $6.1 million for the same period in 2008. Trading for our own account, including firm investments, resulted in a net gain of $20.1 million for 2009 compared to a net loss of $26.8 million for the same period in 2008, reflecting an improved trading environment. The realized gains and change in the fair value of our trust preferred backed collateralized debt obligations and related securities owned resulted in a gain of $3.0 million for 2009 compared to a loss of $118.9 million for the same period in 2008, reflecting sales of trust preferred securities and improved market conditions.

Interest and Dividend Income

Interest and dividend income was $10.5 million for the year ended December 31, 2009, a decrease of $14.2 million, or 57.4%, compared with $24.7 million for the year ended December 31, 2008. The decrease was primarily due to lower average holdings of interest bearing assets and reduced interest rates in 2009 relative to 2008.

Investment Advisory Fees

Investment advisory fees increased $1.6 million to $2.8 million in the year ended December 31, 2009 compared with $1.2 million in the same period of 2008. The increase was primarily due to higher incentive fees earned in 2009 compared with 2008.

Other

Other revenues increased $4.8 million to $7.7 million for the year ended December 31, 2009 compared with $2.9 million for the year ended December 31, 2008. The increase was primarily due to higher loan portfolio sales fees compared with 2008.

Expenses

Compensation and Benefits

Compensation and benefits expense was $236.2 million, an increase of $9.8 million, or 4.4% for the year ended December 31, 2009 compared with $226.3 million for the same period in 2008, reflecting higher revenues. Compensation and benefits as a percentage of total revenue, after adjusting for expenses associated with the IPO restricted stock awards, was 58.4% in 2009. See "— 2009 and 2008 Non-GAAP Financial Measures" for a reconciliation of our non-GAAP measures to their corresponding GAAP amounts.

Brokerage and Clearance

Brokerage and clearance expense decreased $7.0 million, or 29.0%, to $17.2 million for the year ended December 31, 2009 compared with $24.2 million for the year ended December 31, 2008. This decrease was primarily a result of lower trading volume and favorable foreign exchange rates for 2009 compared to 2008.

Business Development

Business development expense decreased $1.8 million, or 11.1%, to $14.3 million for the year ended December 31, 2009 compared with $16.1 million for the same 2008 period. The decrease was primarily due to lower travel and entertainment expenses in 2009 relative to 2008.

Interest

Interest expense decreased $3.5 million to $1.2 million for the year ended December 31, 2009 compared with $4.6 million for the year ended December 31, 2008. The decrease was primarily due to lower average balances of securities sold under repurchased agreements and short-term borrowings as well as lower interest rates in 2009 relative to 2008.

Income Tax Expense / (Benefit)

Income tax expense was $19.3 million for the year ended December 31, 2009, which resulted in an effective tax rate of 44.9%, compared to an income tax benefit of $39.7 million for the year ended December 31, 2008, which resulted in an effective tax rate of 38.9%. The change in the effective tax rate was primarily due to the increase in the impact of permanent differences, which increased the effective tax expense rate for 2009 and decreased the effective tax benefit in 2008, and higher state and local income taxes net of federal tax benefit.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Overview

Total revenues were $242.2 million for the year ended December 31, 2008, a decrease of $185.3 million compared with $427.5 million for the year ended December 31, 2007. This decrease was primarily due to an increase in net losses on principal transactions of $135.4 million in 2008 over 2007 and a decrease in investment banking revenue of $62.8 million, partially offset by an increase in commissions revenues of $27.0 million.

Total expenses were $344.2 million for the year ended December 31, 2008 compared with $378.1 million for the year ended December 31, 2007. This decrease was primarily due to a decrease in compensation and benefits expense of $30.8 million. Additionally, non-compensation expenses decreased $3.1 million to $117.9 million for the year ended December 31, 2008, primarily as a result of a decrease in interest expense.

We recorded a net loss of $62.3 million, or $2.02 per diluted share, for the year ended December 31, 2008, compared with net income of $27.3 million, or $0.81 per diluted share, for the same period in 2007. After adjusting for the stock compensation expense with respect to the 2006 one-time restricted stock awards granted to employees in connection with our initial public offering ("IPO"), our non-GAAP operating net loss was $55.3 million, or $1.79 per diluted share for the year ended December 31, 2008, compared with net income of $34.2 million, or $1.01 per diluted share for the same period in 2007. See "— 2008 and 2007 Non-GAAP Financial Measures" for a reconciliation of our non-GAAP measures to their corresponding GAAP amounts.

The following table provides a comparison of our revenues and expenses for the periods presented:

	Year Ended December 31,		Period to Period	
	2008	2007	$ Change	% Change
	(dollars in thousands)			
Revenues:				
Investment banking	$ 163,664	$226,464	$ (62,800)	(27.7)%
Commissions	192,752	165,803	26,949	16.3
Principal transactions, net	(142,962)	(7,520)	(135,442)	N/M
Interest and dividend income	24,687	37,612	(12,925)	(34.4)
Investment advisory fees	1,197	1,751	(554)	(31.6)
Other	2,879	3,418	(539)	(15.8)
Total revenues	242,217	427,528	(185,311)	(43.3)
Expenses:				
Compensation and benefits	226,311	257,070	(30,759)	(12.0)
Occupancy and equipment	19,831	18,722	1,109	5.9
Communications and data processing	27,743	24,283	3,460	14.2
Brokerage and clearance	24,244	22,967	1,277	5.6
Business development	16,115	16,601	(486)	(2.9)
Interest	4,603	14,732	(10,129)	(68.8)
Other	25,375	23,748	1,627	6.9
Total non-compensation expenses	117,911	121,053	(3,142)	(2.6)
Total expenses	344,222	378,123	(33,901)	(9.0)
Income before income taxes	(102,005)	49,405	(151,410)	N/M
Income tax (benefit)/expense	(39,656)	22,113	(61,769)	N/M
Net (loss)/income	$ (62,349)	$ 27,292	$ (89,641)	N/M%

N/M — Not Meaningful

2008 and 2007 Non-GAAP Financial Measures

The following provides details with respect to reconciling compensation and benefits expense, (loss)/income before income taxes, income tax (benefit)/expense, net (loss) / income, compensation ratio and basic and diluted earnings per share on a GAAP basis for the years ended December 31, 2008 and 2007 to such items on a non-GAAP basis in the same period:

	GAAP	Reconciliation Amount	Non-GAAP
	(dollars in thousands, except per share information)		
Year Ended December 31, 2008			
Compensation and benefits expense	$ 226,311	$(11,456)(a)	$ 214,855
Loss before income taxes	$ (102,005)	$ 11,456(a)	$ (90,549)
Income tax benefit	$ (39,656)	$ 4,454(b)	$ (35,202)
Net loss	$ (62,349)	$ 7,002(c)	$ (55,347)
Compensation ratio(d):	93.4%		88.7%
Earnings per share(e):			
Basic	$ (2.02)	$ 0.23	$ (1.79)
Diluted	$ (2.02)	$ 0.23	$ (1.79)
Weighted average number of common shares outstanding(e):			
Basic	30,838,361	—(f)	30,838,361
Diluted	30,838,361	—(f)	30,838,361
Year Ended December 31, 2007			
Compensation and benefits expense	$ 257,070	$(12,509)(a)	$ 244,561
Income before income taxes	$ 49,405	$ 12,509(a)	$ 61,914
Income tax expense	$ 22,113	$ 5,599(b)	$ 27,712
Net income	$ 27,292	$ 6,910(c)	$ 34,202
Compensation ratio(d):	60.1%		57.2%
Earnings per share(e):			
Basic	$ 0.81	$ 0.20	$ 1.01
Diluted	$ 0.81	$ 0.20	$ 1.01
Weighted average number of common shares outstanding(e):			
Basic	30,654,058	—(f)	30,654,058
Diluted	30,654,058	—(f)	30,654,058

(a) The non-GAAP adjustment represents the pre-tax expense with respect to the amortization of the IPO restricted stock awards granted to employees in November 2006.

(b) The non-GAAP adjustment to income tax (benefit)/expense represents the elimination of the tax (benefit)/expense resulting from the amortization of the IPO restricted stock awards in the period.

(c) The non-GAAP adjustment to net (loss) / income was the after-tax amortization of the IPO restricted stock awards in the respective periods.

(d) For year ended 2008 and 2007 compensation ratios were calculated by dividing compensation and benefits expense by total revenues of $242,217 and $427,528, respectively.

(e) Basic and diluted common shares outstanding were equal for each respective period under the two-class method.

(f) Both the basic and diluted weighted average common shares outstanding were not adjusted.

See the section entitled "— 2009 and 2008 Non-GAAP Financial Measures" for a discussion regarding the reasons why management believes a presentation of non-GAAP financial measures provides useful information for investors regarding our financial condition and results of operations.

Revenues

Investment Banking

Investment banking revenue was $163.7 million for the year ended December 31, 2008, a decrease of $62.8 million, or 27.7%, compared with $226.5 million for the same period in 2007. The decrease was primarily due to a $53.1 million decrease in capital markets revenue to $87.4 million and a $9.7 million decrease in M&A and advisory fees to $76.3 million for the year ended December 31, 2008 compared with the same period in 2007. The decrease in capital markets revenue was primarily due to the absence of PreTSL™ transactions during 2008 compared with two larger than average PreTSL™ transactions completed during the first half of 2007. Market conditions for securitizations continued to deteriorate in 2008 and would need to improve before PreTSL™ structured finance transactions could approach transaction sizes and levels of profitability that existed prior to the second half of 2007. In addition, there was a decline in market activity, particularly for initial public offerings, in 2008 which was partially offset by a significantly larger-than-average private placement transaction which closed during the third quarter of 2008. The decrease in M&A and advisory fees was primarily due to lower levels of activity due to the uncertain financial condition of both potential buyers and sellers in the economic environment in 2008 compared to the same period in 2007.

Commissions

Commissions revenue increased $27.0 million, or 16.3%, to $192.8 million for the year ended December 31, 2008 compared with $165.8 million for the year ended December 31, 2007. This increase was primarily due to a $28.7 million, or 28.5%, increase in commissions revenue on U.S. equity securities, partially offset by a $1.7 million, or 2.6%, decrease in commissions revenue on European equity securities. Commissions of U.S. equities totaled $129.3 million for 2008 compared to $100.6 million for the year ended December 31, 2007. Commissions of European equity securities totaled $63.5 million for 2008 compared to $65.2 million for the year ended December 31, 2007. Our commissions revenue increased in part as a result of the high volume of trading in equity trading for customers as a result of the volatile market for U.S. financial services stocks in 2008, partially offset by a decline in commissions from European equity securities. Commissions in Europe are determined based on the value of securities traded, which dropped significantly during the fourth quarter of 2008.

Principal Transactions, Net

Principal transactions resulted in a net loss of $143.0 million for the year ended December 31, 2008 compared to a net loss of $7.5 million for the year ended December 31, 2007. The net loss on principal transactions for 2008 was primarily a result of $119.5 million in losses on trust preferred and other capital securities issued by banking and insurance companies and collateralized debt-obligation ("CDOs") backed by such securities compared to losses of $10.2 million on such securities for 2007. We also had net losses on other firm investments, including private equity securities and limited partnership interests, of $23.8 million and on equity market making and securities held for our own account of $11.1 million compared to net gains of $0.9 million and net losses of $0.9 million, respectively, for 2007. Excluding the losses on CDOs of $66.1 million mentioned above, our fixed income trading resulted in net gains of $11.4 million for 2008 compared to net gains of $2.7 million for 2007.

The net loss on principal transactions in 2008 was predominantly a result of valuation adjustments of $119.5 million on PreTSL™ related securities and reflects the unprecedented decline in the market value of most financial services industry securities and in particular the securities of U.S. banking companies during the second half of 2008. Trust preferred and other capital securities of banking and insurance companies, were carried at an aggregate fair value of approximately $31 million (or 38% of original par value) at December 31,

2008. Trust preferred backed CDOs, including PreTSL™ securities, were carried at an aggregate fair value of approximately $5 million (or 9% of original cost) at December 31, 2008.

Adverse market conditions continued in 2008. Investor demand continued to diminish for many classes of fixed income securities as the deteriorating credit markets experienced dislocation, illiquidity and wider credit spreads. As a result, the fair value of our fixed income financial instruments was impacted by these market fluctuations.

Interest and Dividend Income

Interest and dividend income was $24.7 million for the year ended December 31, 2008, a decrease of $12.9 million, or 34.4%, compared with $37.6 million for the same period in 2007. This decrease was primarily due to lower holdings of fixed income financial instruments and securities purchased under resale agreements for the year ended December 31, 2008 compared with the same period in 2007.

Investment Advisory Fees

Investment advisory fees decreased to $1.2 million in the year ended December 31, 2008 compared with $1.8 million in the same period of 2007. The decrease was primarily due to a decrease in assets under management in 2008 compared with the same period in 2007.

Other

Other revenues decreased $0.5 million, or 15.8%, to $2.9 million for the year ended December 31, 2008 compared with $3.4 million for the year ended December 31, 2007. The decrease was primarily due to a decrease in miscellaneous fees.

Expenses

Compensation and Benefits

Compensation and benefits expense was $226.3 million for the year ended December 31, 2008, a decrease of $30.8 million, or 12.0% compared with $257.1 million for the same period in 2007. The decrease was primarily due to a decrease in the 2008 discretionary cash bonus accrual of approximately 33% compared with accrued discretionary cash bonuses for 2007, partially offset by the approximately 49% increase in the amortization to compensation expense of restricted stock awards.

Occupancy and Equipment

Occupancy and equipment expenses increased $1.1 million, or 5.9%, to $19.8 million for the year ended December 31, 2008 compared with $18.7 million for the year ended December 31, 2007, primarily due to higher rent expense.

Communications and Data Processing

Communications and data processing expense was $27.7 million for the year ended December 31, 2008, an increase of $3.4 million, or 14.2%, compared with $24.3 million for the year ended December 31, 2007. This increase was primarily due to higher market data costs.

Brokerage and Clearance

Brokerage and clearance expense was $24.2 million for the year ended December 31, 2008, an increase of $1.2 million, or 5.6%, compared with $23.0 million for the year ended December 31, 2007. The increase was primarily a result of higher volume in equity trading for customers as a result of volatility in the marketplace particularly for financial services.

Interest

Interest expense decreased $10.1 million, or 68.8%, to $4.6 million for the year ended December 31, 2008, compared with $14.7 million for the year ended December 31, 2007. The decrease was primarily due to lower average balances of securities sold under repurchase agreements and reduced interest rates in 2008 relative to the same 2007 period.

Business Development

Business development expense decreased $0.5 million, or 2.9%, to $16.1 million for the year ended December 31, 2008 compared with $16.6 million for the year ended December 31, 2007. The change was primarily due to a decrease in travel and entertainment expenses.

Other

Other expense was $25.4 million for the year ended December 31, 2008, an increase of $1.7 million, or 6.9%, compared with $23.7 million for the year ended December 31, 2007. This increase was primarily due to higher professional fees in 2008 relative to the same 2007 period.

Income Tax Benefit/Expense

Income tax benefit was $39.7 million for the year ended December 31, 2008, which equals an effective tax rate of 38.9%, compared with income tax expense of $22.1 million for the year ended December 31, 2007, which equals an effective tax rate of 44.8%. The change in rate is due to permanent differences which reduce the tax benefit in a loss period.

Liquidity and Capital Resources

We are the parent of Keefe, Bruyette & Woods, Inc. ("Keefe"), Keefe, Bruyette & Woods Limited ("KBWL"), KBW Asset Management, Inc. ("KBWAM") and KBW Ventures, Inc. Dividends and other transfers from our subsidiaries are our primary source of funds to satisfy our capital and liquidity requirements. Applicable laws and regulations, primarily the net capital rules discussed below, restrict dividends and transfers from Keefe and KBWL to us. Our rights to participate in the assets of any subsidiary are also subject to prior claims of the subsidiary's creditors, including customers and trade creditors of Keefe, KBWL and KBWAM.

We monitor and evaluate the composition and size of our assets and operating liabilities. As a result of our market making, customer and principal activities, the overall size of total assets and operating liabilities fluctuate from period to period. Our assets generally consist of cash and cash equivalents, financial instruments, resale agreement balances and receivables.

Our operating activities in the period generate and use cash resulting from net income or loss and fluctuations in our current assets and liabilities. The most significant fluctuations in current assets and liabilities have resulted from changes in the level of customer activity, changes in the types of and value of the financial instruments owned on a principal basis and shifts in our investment positions in response to changes in our trading strategies or prevailing market conditions. We have not relied significantly on leverage. Our moderate use of leverage does not expose us to potential requirements to sell assets as a result of margin calls due to decreases in the fair value of financial instruments.

We have historically satisfied our capital and liquidity requirements through capital from our stockholders and internally generated cash from operations. As of December 31, 2009, we had liquid assets of $365.0 million, primarily consisting of cash and cash equivalents and receivables from clearing brokers. From time to time, we may obtain a short term subordinated loan from our U.S. clearing broker to support underwriting activity over a very short time. We may also finance fixed income positions with securities sold under repurchase agreements as well as utilizing margin borrowing from the clearing brokers.

Although we believe such sources remain available, we do not currently plan to obtain such short-term subordinated financing from any outside source. We do not currently have any long term debt obligations and therefore, are not exposed to the breach of any debt covenants.

We have an effective "universal" shelf registration statement on form S-3 on file with the SEC. This shelf registration statement enables us to sell, from time to time, the securities covered by the registration statement in one or more public offerings. The securities covered by the registration statement include common stock, preferred stock, depositary shares, senior debt securities, subordinated debt securities, warrants, stock purchase contracts, and stock purchase units. We may offer any of these securities independently or together in any combination with other securities. In addition, selling shareholders may use the shelf registration statement to offer, from time to time, shares of our common stock. Our status as a "well-known seasoned issuer," as such term is defined in the federal securities laws, enables us, among other things, to enter the public markets and consummate sales off the shelf registration statement in rapid fashion and with little or no notice.

The timing of cash bonus payments to our employees may significantly affect our cash position and liquidity from period to period. While our employees are generally paid salaries semi-monthly during the year, cash bonus payments, which make up a larger portion of total compensation, are generally paid once a year. Cash bonus payments for a given year are generally paid in February of the following year. We continually monitor our liquidity position and believe our available liquidity will be sufficient to fund our operations over the next twelve months.

As a registered broker-dealer and member firm of the NYSE, Keefe is subject to the uniform net capital rule of the SEC. We use the basic method permitted by the uniform net capital rule, which generally requires that the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be below the regulatory limit. We do not expect that these limits will materially impact our ability to meet our current and future obligations. We have not been the subject to any regulatory restrictions as a result of the decreases in the fair value of our financial instruments.

At December 31, 2009, Keefe's net capital under the SEC's Uniform Net Capital Rule was $111.8 million, or $103.1 million in excess of the minimum required net capital.

KBWL is subject to the capital requirements of the U.K. Financial Services Authority. KBWL's total capital resources of $36.5 million exceeded the capital resources requirement by approximately $27.0 million at December 31, 2009.

Cash Flows

Year ended December 31, 2009. Cash increased $8.2 million for the year ended December 31, 2009, primarily due to positive cash flows from operating activities.

Net income, after adjusting for non-cash expense and revenue items of $46.7 million, provided cash of $70.3 million. The non-cash items consisted of expenses of $36.6 million resulting from the amortization of stock based compensation expenses, $5.2 million related to deferred income tax expense and $4.8 million related to depreciation and amortization expense. Cash of $55.8 million was used as a result of an increase in operating assets, primarily attributable to increases related to financial instruments owned, at fair value of $43.4 million and receivables from clearing brokers of $30.8 million, partially offset by a $32.2 million decline in income taxes receivable. Cash of $5.9 million was provided by an increase in operating liabilities, primarily attributable to increases in financial instruments sold, not yet purchased, at fair value and accounts payable, accrued expenses, and other liabilities of $25.7 million and $11.0 million, respectively, partially offset by a $31.5 million reduction in short-term borrowings.

We used $4.7 million in our investing activities for the purchase of fixed assets. Cash used in financing activities was $11.5 million primarily as a result of the cancellation of restricted stock in satisfaction of withholding tax requirements.

Year ended December 31, 2008. Cash increased $0.6 million for the year ended December 31, 2008, primarily due to positive cash flows from operating activities offset by the effect of exchange rate changes on cash.

Our operating activities provided $25.7 million of cash due to a net loss of $40.2 million, adjusted for non-cash revenue and expense items of $22.2 million, and cash used as a result of decreasing operating liabilities by $238.1 million, offset by cash provided from operating assets of $303.9 million. The non-cash items consisted of amortization of stock-based compensation related to restricted stock of $30.5 million, deferred income tax benefit of $13.2 million and depreciation and amortization expense of $4.8 million. The increase in cash provided by operating assets was primarily attributable to decreases in financial instruments owned, at fair value of $251.5 million and receivables from clearing brokers of $59.8 million, partially offset by an increase in income taxes receivable of $33.3 million. Cash used as a result of decreases in operating liabilities consisted primarily of decreases in securities sold under repurchase agreements of $94.8 million, financial instruments sold, not yet purchased, at fair value of $65.7 million, accounts payable, accrued expenses and other liabilities of $47.0 million and short-term borrowings of $33.6 million.

We used $3.7 million in our investing activities, in the purchase of fixed assets. Cash used in financing activities was $3.9 million primarily as a result of the cancellation of restricted stock in satisfaction of withholding tax requirements partially offset by repayment of loans we provided to certain employees in connection with their purchase of our common stock. The effect of exchange rate changes on cash was primarily a result of the significant drop in the Great British Pound relative the U.S. Dollar particularly in the fourth quarter of 2008.

Year ended December 31, 2007. Cash increased $28.7 million in the year ended December 31, 2007, primarily due to positive cash flows from operating activities.

Our operating activities provided $28.1 million of cash due to net income, adjusted for non-cash revenue and expense items of $8.8 million, of $36.1 million, offset by cash used by an increase in operating assets of $16.6 million less cash provided by an increase in operating liabilities of $8.6 million. The non-cash items consisted primarily of amortization of stock-based compensation of $20.6 million, deferred income tax benefit of $10.1 million, non-monetary revenue of $6.5 million and depreciation and amortization expense of $4.9 million. Cash provided from the increase in operating liabilities consisted primarily of increases in accounts payable, accrued expenses and other liabilities of $5.6 million, securities sold under repurchase agreements of $10.2 million and short-term borrowings of $36.6 million, offset by a decreased in financial instruments sold, not yet purchased, at fair value of $34.1 million and income taxes payable of $9.7 million. The decrease in cash from operating assets was primarily attributable to increases in receivables from clearing brokers of $5.5 million, other assets of $9.0 million and financial instruments owned, at fair value of $45.0 million offset by decreases in securities purchased under resale agreements of $38.5 million and accounts receivable of $4.5 million.

We used $2.5 million in our investing activities, for the purchase of fixed assets. Cash from financing activities increased $2.6 million primarily as a result of repayment of loans to employees to purchase Company stock.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting periods. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. The use of different estimates and assumptions could produce materially different results. For example, if factors such as those described in Item 1A under "Risk Factors" cause actual events to differ from the assumptions we used in applying the accounting policies, our results of operations, financial condition and liquidity could be materially adversely affected.

Our significant accounting policies are summarized in Note 2 of the Notes to Consolidated Financial Statements. On an ongoing basis, we evaluate our estimates and assumptions, particularly as they relate to accounting policies that we believe are most important to the presentation of our financial condition and results of operations. We regard an accounting estimate or assumption to be most important to the presentation of our financial condition and results of operations where the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, as well as the impact of the estimate or assumption on our financial condition or operating performance is material.

Based on these criteria, we believe the following to be our critical accounting policies:

Fair Value of Financial Instruments

We account for financial instruments that are being measured and reported on a fair value basis in accordance with FASB Accounting Standards Codification™ ("ASC") 820, *Fair Value Measurements and Disclosures.* ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between current market participants at the measurement date." See Note 3 of the Notes to Consolidated Financial Statements for a more detailed discussion of fair value of financial instruments.

ASC 825, *Financial Instruments,* provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. ASC 825 permits the fair value option election, on an instrument-by-instrument basis, either at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Such election must be applied to the entire instrument and not only a portion of the instrument. We applied the fair value option for certain eligible instruments, including all private equity securities and limited partnership interests, as these financial instruments had been accounted for at fair value prior to the fair value option election in accordance with the *AICPA Audit and Accounting Guide — Brokers And Dealers In Securities* (ASC 940).

Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuations models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded (such as counterparty, credit, concentration or liquidity) require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflects management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Fair Value Hierarchy

In determining fair value, we utilize various methods including the market and income approaches. Based on these approaches, we utilize assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, we are required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as listed equities, options and warrants, and convertible preferred stock. This category may also include U.S. Government and agency securities for which we typically receive independent external valuation information.

Level 2 includes those financial instruments that are valued using multiple valuation techniques, primarily a market approach. The valuation methodologies utilized are calibrated to observable market inputs. We consider recently executed transactions, market price quotations and various assumptions, such as credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate debt, residential mortgage-backed securities, rated CDOs primarily collateralized by banking and insurance company trust preferred and capital securities, certain preferred stock and convertible debt.

Fair value of corporate debt, preferred stock and convertible debt classified as Level 2 was determined by using quoted market prices, broker or dealer quotes, or alternate pricing sources with reasonable levels of price transparency. Fair value of rated CDOs primarily collateralized by banking and insurance company trust preferred and capital securities was determined primarily by considering recently executed transactions and certain assumptions, including the financial condition, operating results and credit ratings of the issuer or underlying companies.

Level 3 is comprised of financial instruments whose fair value is estimated based on multiple valuation techniques, primarily market and income approaches. The valuation methodologies utilized may include significant inputs that are unobservable from objective sources. We consider various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. Included in this category are certain corporate and other debt, including banking and insurance company trust preferred and capital securities, private equity securities and other investments including limited and general partnership interests. We did not own any other type of CDOs, including those collateralized by mortgage loans, in any period presented herein.

Fair value of banking and insurance company trust preferred and capital securities was determined by utilizing a market spread method for each of the individual trust preferred and capital securities utilizing credit spreads for secondary market trades for trust preferred and capital securities for issues which were substantially similar to such positions based on certain assumptions. The key market inputs in this method are the discount margins, market spreads applied and the yield expectations for similar instruments.

Fair value of private equity securities was determined by assessing market-based information, such as performance multiples, comparable company transactions and changes in market outlook. Fair value of limited and general partnership interests was determined by using net asset values or capital statements provided by the general partner, updated for changes in market conditions up to the reporting date. Private equity securities and limited and general partnership interests generally trade infrequently.

The variables affecting fair value estimates of these financial instruments can change rapidly and unexpectedly, which could have a significant impact on the fair value estimates of these financial instruments. Results from valuation techniques in one period may not be indicative of future period fair value measurements.

Our Level 3 assets were $80.1 million as of December 31, 2009, which represented approximately 13% of total assets and approximately 46% of total assets measured at fair value.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. When market assumptions are not readily available, management's assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. We use prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from level 1 to level 2, or from level 2 to level 3.

Fair Value of Financial Instruments Control Process

We employ a variety of control processes to validate the fair value of our financial instruments, including those derived from utilizing valuation techniques. Individuals outside of the trading departments obtain independent prices, as appropriate. Where a valuation technique is used to determine fair value, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the valuation technique. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable. These control processes include reviews by personnel with relevant expertise who are independent from the trading desks, including involvement by senior management.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance will be recorded.

We apply ASC 740, *Income Taxes,* which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance prescribed by ASC 740.

Contractual Obligations

Contractual obligations as of December 31, 2009 are as follows (dollars in thousands):

	Payments due by Period				
	Total	2010	2011 - 2012	2013 - 2014	2015 and thereafter
Operating lease obligations	$93,734	$15,022	$29,469	$28,268	$20,975

This excludes capital commitments that can be called at any time on private limited partnership and other investments of $30.5 million, including $9.6 million from an affiliated fund, at December 31, 2009. In addition, the table does not include reserves for income taxes that are not contractual obligations by nature. We cannot determine with any degree of certainty the amount that would be payable or the period of cash settlement to the respective taxing jurisdictions.

Off-Balance Sheet Arrangements

In the normal course of our principal trading activities, we may enter into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options, warrants, futures contracts and mortgage-backed to-be-announced securities, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the consolidated financial statements. Transactions in listed options and warrants are conducted through regulated exchanges, which clear and guarantee performance of counterparties. As described in Item 3 — "Qualitative and Quantitative Disclosures About Market Risk — Credit Risk," through indemnification provisions in our clearing agreements with our clearing brokers, customer activities may expose us to off-balance sheet credit risk, which we seek to mitigate through customer screening and collateral requirements.

We are a member of various exchanges that trade and clear securities, options, warrants and or futures contracts. As a member of these exchanges, we may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. To mitigate these performance risks, the exchanges often require members to post collateral as well as meet minimum financial standards. While the rules governing different exchange memberships vary, our guarantee obligations generally would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. We have not recorded any contingent liability in our consolidated financial statements for these agreements and currently believe that any potential requirement to make payments under these agreements is remote.

Recently Issued Accounting Standards, Not Yet Adopted

In January 2010, FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 provides amendments to ASC 820, *Fair Value Measurements and Disclosures*, which would require additional fair value measurement disclosure requirements and clarifies existing disclosure requirements. The additional disclosures include significant transfers in and out of Level 1 and Level 2 fair value measurements, and reasons for the transfers, and activity in Level 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures on the activity in Level 3 fair value measurements, which is effective for interim and annual periods beginning after December 15, 2010. We expect additional disclosure requirements related to certain financial instruments as a result of the implementation of ASU No. 2010-06.

In December 2009, FASB issued ASU No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASC 810). ASC No. 2009-17 amends the Codification for the issuance of SFAS No. 167, *Amendments to FASB Interpretation No. 46(R).* The amendments in ASC No. 2009-17 replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity (VIE). This calculation is replaced with an approach focused on identifying that enterprise which has the power to direct those VIE activities where such activities most significantly impact the VIE's economic performance and that enterprise that has the obligation to absorb losses of the entity or the right to receive benefits from the VIE. The amendments of ASC No. 2009-17 also require additional disclosures about an enterprise's involvement in VIEs. ASU No. 2009-17 is effective for fiscal years beginning after November 15, 2009. In January 2010, FASB concluded to defer the implementation of the above consolidating requirement for entities that have the attributes of an investment company; and, the enterprise does not have an obligation to fund the losses of the entity if those losses are significant to that entity; and the entity is not a securitization entity, asset backed entity or what once was a "qualifying special-purpose entity". As a result of this deferral, we do not expect the implementation of this standard to have a material effect on the consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-16, *Accounting for Transfers of Financial Assets* (ASC 860). ASU No. 2009-16 amends the Codification for the issuance of SFAS No. 166, *Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140.* ASU No. 2009-16 will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 is effective for fiscal years beginning after November 15, 2009. We do not expect the implementation of this standard to have a material effect on the consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market Risk

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Our exposure to market risk is directly related to our role as a financial intermediary in customer trading and to our market making and investment activities. Market risk is inherent in financial instruments.

We trade in equity and debt securities as an active participant in both listed and over the counter markets. We typically maintain securities in inventory to facilitate our market making activities and customer order flow. We may use a variety of risk management techniques and hedging strategies in the ordinary course of our trading business to manage our exposures.

In connection with our sales and trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Management monitors risks in its trading activities by establishing and periodically reviewing limits for each trading desk and reviewing daily trading results, inventory aging, securities concentrations and ratings. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities seek to ensure that trading strategies are within acceptable risk tolerance parameters. Activities include price verification procedures, position reconciliations and reviews of transaction bookings. We believe these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The following table sets forth our monthly high, low and average long/short financial instruments owned for the year ended December 31, 2009:

	High	Low	Average
	(dollars in thousands)		
Long Value:			
Equities	$79,738	$31,691	$47,402
Corporate and other debt	$88,716	$36,742	$56,622
Mortgage-backed securities	$29,545	$ —	$ 4,032
Other investments	$41,917	$34,893	$37,584
Short Value:			
Equities	$34,463	$11,162	$21,261
Corporate debt	$ 4,999	$ —	$ 1,428
U.S. Government and agency securities	$ 8,495	$ —	$ 1,963

Interest Rate Risk

Interest rate risk represents the potential loss from adverse changes in market interest rates. As we may hold debt securities from time to time, we are exposed to interest rate risk arising from changes in the level and volatility of interest rates and in the shape of the yield curve. Interest rate risk is primarily managed through the use of short positions in U.S. Government and agency securities.

Credit Risk

We engage in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional investor clients. Our exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to us. Our principal activities are also subject to the risk of counterparty nonperformance. Pursuant to our Clearing Agreements with Pershing LLC and Pershing Securities Limited, we are required to reimburse our clearing broker without limit for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. In these situations, we may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. We seek to mitigate the risks associated with sales and trading services through active customer screening and selection procedures and through requirements that clients maintain collateral in appropriate amounts where required or deemed necessary.

Inflation Risk

Because a significant portion of our assets are relatively liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects such expenses as employee compensation and communications charges, which may not be readily recoverable in the prices of services we offer. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our combined financial condition and results of operations in certain businesses.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. We are focused on maintaining our overall operational risk management framework and minimizing or mitigating these risks through continual assessment, reporting and monitoring of potential operational risks.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO FINANCIAL STATEMENTS

Management's Report on Internal Control over Financial Reporting

Management of KBW, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2009, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2009 was effective.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have material effect on the financial statements.

The Company's independent registered public accounting firm has audited the Company's internal control over financial reporting as of December 31, 2009, as stated in its report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
KBW, Inc.:

We have audited KBW, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). KBW, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, KBW, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of KBW, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
KBW, Inc.:

We have audited the accompanying consolidated statements of financial condition of KBW, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBW, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KBW, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 26, 2010

KBW, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition
December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
ASSETS		
Cash and cash equivalents	$203,180	$194,981
Financial instruments owned, at fair value:		
Equities	56,720	41,765
Corporate and other debt	75,754	53,879
Other investments	41,917	34,893
	174,391	130,537
Receivables from clearing brokers	161,811	130,682
Accounts receivable	28,703	19,391
Income taxes receivable	1,129	33,270
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $25,636 in 2009 and $21,546 in 2008	18,800	18,895
Other assets	43,354	43,710
Total assets	$631,368	$571,466
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Financial instruments sold, not yet purchased, at fair value:		
Equities	$ 31,288	$ 11,162
Corporate debt	4,723	—
U.S. Government and agency securities	962	—
	36,973	11,162
Short-term borrowings	—	31,547
Accounts payable, accrued expenses, and other liabilities	134,658	122,070
Income taxes payable	10,668	9,956
Total liabilities	182,299	174,735
Stockholders' equity:		
Preferred stock	—	—
Common stock	307	298
Paid-in capital	161,168	137,618
Retained earnings	298,626	275,019
Notes receivable from stockholders	(609)	(2,225)
Accumulated other comprehensive loss	(10,423)	(13,979)
Total stockholders' equity	449,069	396,731
Total liabilities and stockholders' equity	$631,368	$571,466

See accompanying notes to consolidated financial statements.

KBW Inc. and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share information)

	2009	2008	2007
Revenues:			
Investment banking	$ 160,450	$ 163,664	$ 226,464
Commissions	142,015	192,752	165,803
Principal transactions, net	63,611	(142,962)	(7,520)
Interest and dividend income	10,524	24,687	37,612
Investment advisory fees	2,826	1,197	1,751
Other	7,728	2,879	3,418
Total revenues	387,154	242,217	427,528
Expenses:			
Compensation and benefits	236,159	226,311	257,070
Occupancy and equipment	21,639	19,831	18,722
Communications and data processing	28,464	27,743	24,283
Brokerage and clearance	17,203	24,244	22,967
Business development	14,328	16,115	16,601
Interest	1,151	4,603	14,732
Other	25,352	25,375	23,748
Total expenses	344,296	344,222	378,123
Income / (loss) before income taxes	42,858	(102,005)	49,405
Income tax expense / (benefit)	19,251	(39,656)	22,113
Net income / (loss)	$ 23,607	$ (62,349)	$ 27,292
Earnings per common share:			
Basic (Note 12)	$ 0.66	$ (2.02)	$ 0.81
Diluted (Note 12)	$ 0.66	$ (2.02)	$ 0.81
Weighted average number of common shares outstanding:			
Basic (Note 12)	31,448,074	30,838,361	30,654,058
Diluted (Note 12)	31,448,074	30,838,361	30,654,058

See accompanying notes to consolidated financial statements.

KBW, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
Years ended December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share information)

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings	Notes Receivable from Stockholders	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance at December 31, 2006	$—	$292	$ 94,419	$310,076	$(8,843)	$ 1,470	$397,414
Net income	—	—	—	27,292	—	—	27,292
Other comprehensive income, currency translation adjustment	—	—	—	—	—	535	535
Total comprehensive income	—	—	—	—	—	—	27,827
Amortization of stock-based compensation	—	—	20,564	—	—	—	20,564
Cancellation of 58,360 shares of restricted stock in satisfaction of withholding tax requirements	—	—	(1,965)	—	—	—	(1,965)
Purchase of 20,812 shares of common stock	—	—	(205)	—	205	—	—
Issuance of 163,244 shares of common stock	—	1	2,641	—	—	—	2,642
Restricted stock units converted	—	—	(1,078)	—	—	—	(1,078)
Stock-based awards vested			(1,564)				(1,564)
Excess net tax benefit related to stock-based awards	—	—	1,202	—	—	—	1,202
Repayment of notes receivable from stockholders	—	—	—	—	3,384	—	3,384
Balance at December 31, 2007	—	293	114,014	337,368	(5,254)	2,005	448,426
Net loss	—	—	—	(62,349)	—	—	(62,349)
Other comprehensive loss, currency translation adjustment	—	—	—	—	—	(15,984)	(15,984)
Total comprehensive loss	—	—	—	—	—	—	(78,333)
Amortization of stock-based compensation	—	—	30,540	—	—	—	30,540
Cancellation of 319,359 shares of restricted stock in satisfaction of withholding tax requirements	—	(3)	(7,892)	—	—	—	(7,895)
Purchase of 5,875 shares of common stock	—	—	(60)	—	60	—	—
Issuance of 870,037 shares of common stock	—	8	19,300	—	—	—	19,308
Restricted stock units converted	—	—	(854)	—	—	—	(854)
Stock-based awards vested	—	—	(18,312)	—	—	—	(18,312)
Excess net tax benefit related to stock-based awards	—	—	882	—	—	—	882
Repayment of notes receivable from stockholders	—	—	—	—	2,969	—	2,969
Balance at December 31, 2008	—	298	137,618	275,019	(2,225)	(13,979)	396,731
Net income	—	—	—	23,607	—	—	23,607
Other comprehensive income, currency translation adjustment	—	—	—	—	—	3,556	3,556
Total comprehensive income	—	—	—	—	—	—	27,163
Amortization of stock-based compensation	—	—	36,646	—	—	—	36,646
Cancellation of 590,841 shares of restricted stock in satisfaction of withholding tax requirements	—	(6)	(14,843)	—	—	—	(14,849)
Purchase of 14,448 shares of common stock	—	—	(250)				(250)
Issuance of 1,521,170 shares of common stock	—	15	32,697	—	—	—	32,712
Restricted stock units converted	—	—	(2,939)	—	—	—	(2,939)
Stock-based awards vested	—	—	(29,569)	—	—	—	(29,569)
Excess net tax benefit related to stock-based awards	—	—	1,808	—	—	—	1,808
Repayment of notes receivable from stockholders	—	—	—	—	1,616	—	1,616
Balance at December 31, 2009	$—	$307	$161,168	$298,626	$ (609)	$(10,423)	$449,069

Description of preferred stock and details:

Par Value	December 31,	Number of Shares Authorized	Issued	Outstanding
$0.01	2009	10,000,000	—	—
$0.01	2008	10,000,000	—	—
$0.01	2007	10,000,000	—	—

Description of common stock and details:

Par Value	December 31,	Number of Shares Authorized	Issued*	Outstanding*
$0.01	2009	140,000,000	30,749,697	30,749,697
$0.01	2008	140,000,000	29,833,816	29,833,816
$0.01	2007	140,000,000	29,289,013	29,289,013

(*) These share amounts exclude legally vested restricted stock units.

See accompanying notes to consolidated financial statements.

KBW, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2009, 2008 and 2007
(Dollars in thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income / (loss)	$ 23,607	$ (62,349)	$ 27,292
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:			
Non-monetary transaction	—	—	(6,518)
Amortization of stock-based compensation	36,646	30,540	20,564
Depreciation and amortization	4,822	4,801	4,895
Deferred income tax (benefit) expense	5,237	(13,158)	(10,125)
(Increase) decrease in operating assets:			
Financial instruments owned, at fair value	(43,427)	251,537	(45,038)
Securities purchased under resale agreements	—	23,846	38,473
Receivables from clearing brokers	(30,833)	59,828	(5,522)
Accounts receivable	(8,943)	969	4,544
Income taxes receivable	32,162	(33,270)	—
Other assets	(4,744)	972	(9,038)
Increase (decrease) in operating liabilities:			
Financial instruments sold, not yet purchased, at fair value	25,734	(65,679)	(34,131)
Securities sold under repurchase agreements	—	(94,784)	10,248
Short-term borrowings	(31,547)	(33,552)	36,599
Accounts payable, accrued expenses and other liabilities	11,024	(47,035)	5,592
Income taxes payable	708	2,987	(9,735)
Net cash provided by operating activities	20,446	25,653	28,100
Cash flows from investing activities:			
Purchase of furniture, equipment and leasehold improvements	(4,730)	(3,719)	(2,545)
Net cash used in investing activities	(4,730)	(3,719)	(2,545)
Cash flows from financing activities:			
Issuance of shares of common stock	205	142	—
Purchase of shares of common stock	(250)	—	—
Cancellation of restricted stock in satisfaction of withholding tax requirements	(14,849)	(7,895)	(1,965)
Excess net tax benefit related to stock-based awards	1,808	882	1,202
Repayment of notes receivable from stockholders	1,616	2,969	3,384
Net cash (used in) / provided by financing activities	(11,470)	(3,902)	2,621
Currency adjustment:			
Effect of exchange rate changes on cash	3,953	(17,409)	535
Net increase in cash and cash equivalents	8,199	623	28,711
Cash and cash equivalents at the beginning of the year	194,981	194,358	165,647
Cash and cash equivalents at the end of the year	$203,180	$194,981	$194,358
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 17,412	$ 1,419	$ 47,546
Interest	$ 1,245	$ 6,075	$ 14,800

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share information)

(1) Organization and Basis of Presentation

The consolidated financial statements include the accounts of KBW, Inc., and its wholly owned subsidiaries (the "Company"), Keefe, Bruyette & Woods, Inc. ("Keefe"), Keefe, Bruyette & Woods Limited ("KBWL"), Keefe, Bruyette & Woods Asia Limited ("KBWAL"), KBW Asset Management, Inc. and KBW Ventures, Inc. Keefe is a regulatory member of the Financial Industry Regulatory Authority ("FINRA") and is principally a broker-dealer in securities and a market-maker in certain financial services stocks and bonds in the United States. KBWL is authorized and regulated by the U.K. Financial Services Authority ("FSA") and a member of the London Stock Exchange, Euronext, SWX Europe and Deutsche Boerse. Keefe's and KBWL's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers and other financial institutions. Keefe has a clearing arrangement with Pershing LLC on a fully disclosed basis. KBWL has a clearing arrangement with Pershing Securities Limited on a fully disclosed basis. KBWAL was inactive at December 31, 2009.

(2) Summary of Significant Accounting Policies

(a) Financial Accounting Standards Board ("FASB") Accounting Standards Codification

In September 2009, the Company adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 168, *The "FASB Accounting Standards Codification™"* and the Hierarchy of Generally Accepted Accounting Principles (FASB Accounting Standards Codification 105). SFAS 168 establishes the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification is nonauthoritative.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

Reference to GAAP requirements, where provided in these financial statements are to the ASC.

(b) Principles of Consolidation

The consolidated financial statements have been prepared in accordance with GAAP and include the accounts of the Company and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated.

The Company consolidates entities for which it has a controlling financial interest as defined in ASC 810, *Consolidation.* The usual condition for a controlling financial interest is ownership of a majority voting interest. As a result, the Company generally consolidates entities when they have ownership, directly or indirectly, of over 50 percent of the outstanding voting shares of another entity. Since a controlling financial interest may be achieved through arrangements that do not involve voting interest, the Company also evaluates entities for consolidation under the "variable interest model" in accordance with ASC 810. The Company consolidates variable interest entities when its interests in the entity are expected to absorb a majority the entity's expected losses, or expected residual returns, or both. The Company had no variable interest entities that required consolidation at December 31, 2009.

(Dollars in thousands, except per share information)

In addition, the Company evaluates its investments in limited partnerships under ASC 810. Under ASC 810, the general partners in limited partnerships are presumed to have control unless the limited partners have either a substantial ability to dissolve the limited partnership or otherwise can remove the general partner without cause or have substantial participating rights. There were no limited partnership interests that required consolidation at December 31, 2009.

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements and these footnotes including securities valuations, compensation accruals and other matters. Management believes that the estimates used in preparing the Company's consolidated financial statements are reasonable. Actual results may differ from these estimates.

(d) Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(e) Fair Value of Financial Instruments

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with ASC 820, *Fair Value Measurements and Disclosures.* ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between current market participants at the measurement date".

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying consolidated statements of operations. Financial assets and financial liabilities carried at contract amounts may include receivables from clearing brokers, securities purchased under resale agreements, short-term borrowings and securities sold under repurchase agreements. See Note 3 of the Notes to Consolidated Financial Statements for additional discussion of ASC 820.

ASC 825, *Financial Instruments*, provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. ASC 825 permits the fair value option election, on an instrument-by-instrument basis, either at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Such election must be applied to the entire instrument and not only a portion of the instrument. The Company applied the fair value option for certain eligible instruments, including all private equity securities and limited partnership interests, as these financial instruments had been accounted for at fair value by the Company prior to the fair value option election in accordance with the *AICPA Audit and Accounting Guide — Brokers And Dealers In Securities* (ASC 940). Generally, the fair values of these financial instruments have been determined based on company performance and, in those instances where market values are readily ascertainable, by reference to recent significant events occurring in the marketplace or quoted market prices. During the fourth quarter of 2009, the Company elected to adopt the measurement amendments included in Accounting Standards Update ("ASU") No. 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent* (ASC 820). The amendments included in ASU No. 2009-12 permit, as a practical expedient, the use of the net asset value per share, or its equivalent, of an entity to estimate its fair value. The Company's partnership interests are recorded at fair value, determined by using net asset values or capital statements provided by the general partner, updated for capital contributions and distributions and changes in market conditions up to the reporting date.

(f) Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financing transactions. The assets and liabilities that result from these agreements are recorded in the consolidated statements of financial condition at the amounts at which the securities were sold or purchased (contract value), respectively. It is the policy of the Company to obtain possession of collateral or deliver collateral, as the case may be, with a market value equal to or in excess of the principal amount of the transactions. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest on securities purchased under resale agreements and securities sold under repurchase agreements is recognized in interest and dividend income and interest expense, respectively, in the consolidated statements of operations over the life of the transaction.

There were no resale or repurchase agreements outstanding as of December 31, 2009 and 2008.

(g) Receivables From Clearing Brokers

Receivables from clearing brokers include proceeds from securities sold, including financial instruments sold not yet purchased, commissions related to securities transactions, margin loans and related interest and deposits with clearing brokers. Proceeds related to financial instruments sold, not yet purchased may be restricted until the securities are purchased.

(h) Furniture, Equipment and Leasehold Improvements

Furniture and equipment are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(i) Revenue Recognition

Investment Banking

The Company earns fees for providing strategic advisory services in mergers and acquisitions ("M&A") and other transactions which are predominantly composed of fees based on a successful completion of a transaction, and from capital markets, which is comprised of underwriting securities' offerings and arranging private placements, including securitized debt offerings.

Strategic advisory revenues are recorded when earned, the fees are determinable and collection is reasonably assured. Non-refundable upfront fees are generally deferred and recognized as revenue ratably over the expected period in which the related services are rendered. Upon successful completion of a transaction or termination of an engagement, the recognition of revenue would be accelerated.

Capital markets revenue consists of:

- Underwriting revenues are recognized on trade date, net of related syndicate expenses, at the time the underwriting is completed. In syndicated underwritten transactions, management estimates the Company's share of transaction-related expenses incurred by the syndicate, and the Company recognizes revenue net of such expense. On final settlement, the Company adjusts these amounts to reflect the actual transaction-related expenses and resulting underwriting fee.
- Private placement revenues are recorded when the services related to the underlying transaction are completed under the terms of the engagement. This is generally the closing date of the transaction.

Since the Company's investment banking revenues are generally recognized at the time of completion of each transaction or when the services are performed, these revenues typically vary between periods and may be considerably affected by the timing of the closing of significant transactions.

Commissions

The Company's sales and trading business generates revenue from equity securities' trading commissions paid by institutional investor customers. Commissions are recognized on a trade date basis.

Principal transactions

Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value are recorded on a trade-date basis with realized and unrealized gains and losses reflected in principal transactions, net in the consolidated statements of operations.

Interest and dividend income

The Company recognizes contractual interest on financial instruments owned at fair value on an accrual basis as a component of interest and dividend income. Dividend income is recognized on the ex-dividend date.

Investment advisory fees

The Company recognizes management fees from managed funds over the period that the related service is provided based upon a percentage of account balances, capital invested, capital commitments or some combination thereof. The Company also may be entitled to receive incentive fees based on a percentage of a fund's return or when the return on assets under management exceeds certain performance targets. Some incentive fees are based on investment performance over a 12-month period and are subject to adjustment prior to the end of the measurement period. Accordingly, these incentive fees are recognized in the consolidated statements of operations when the measurement period ends.

(j) Stock-Based Compensation

Stock-based compensation is measured at fair value on the date of grant and amortized to compensation expense over the requisite service period, net of estimated forfeitures. Stock-based awards that do not require future service (i.e., vested awards and awards granted to retirement eligible employees) are expensed immediately on the date of grant. Withholding tax obligations may be satisfied by the repurchase of shares by the Company. Such shares are cancelled upon repurchase.

(k) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

The Company applies ASC 740, *Income Taxes*, which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined as prescribed by ASC 740.

(l) Earnings Per Common Share ("EPS")

Basic EPS is computed by dividing net income applicable to common shareholders, which represents net income reduced by the allocation of earnings to participating securities, by the weighted average number of common shares. Losses are not allocated to participating securities. The weighted average number of common shares outstanding include restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, give effect to dilutive potential common shares related to Company stock compensation plans.

ASC 260, *Earnings Per Share*, addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating EPS under the two-class method. Accordingly, the Company treats unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating EPS.

(m) Foreign Currency Translation

The Company translates the statements of financial condition of the Company's foreign subsidiaries at the exchange rates in effect as of the end of each reporting period. The consolidated statements of operations are translated at the average rates of exchange during the period. The resulting translation adjustments of the Company's foreign subsidiaries are recorded directly to accumulated other comprehensive income (loss) in the consolidated statements of changes in stockholders' equity.

(n) Contributions

Contributions are recorded when the conditions on which they depend are substantially met in accordance with ASC 720, *Other Expenses*.

(3) Financial Instruments

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with ASC 820. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the consolidated statements of financial condition.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, primarily market and income approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The

Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the information set forth below according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as listed equities, options, warrants, and convertible preferred stock. This category also may include U.S. Government and agency securities for which the Company typically receives independent external valuation information.

Level 2 includes those financial instruments that are valued using multiple valuation techniques, primarily the market approach. The valuation methodologies utilized are calibrated to observable market inputs. The Company considers recently executed transactions, market price quotations and various assumptions, including credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate debt, rated collateralized debt obligations ("CDOs") primarily collateralized by banking and insurance company trust preferred and capital securities, certain preferred stock and convertible debt.

Fair value of corporate debt, preferred stock and convertible debt classified as Level 2 was determined by using quoted market prices, broker or dealer quotes, or alternate pricing sources with reasonable levels of price transparency. Fair value of rated CDOs primarily collateralized by banking and insurance company trust preferred and capital securities was determined primarily by considering recently executed transactions and certain assumptions, including the financial condition, operating results and credit ratings of the issuer or underlying companies.

Level 3 is comprised of financial instruments whose fair value is estimated based on multiple valuation techniques, primarily market and income approaches. The valuation methodologies utilized may include significant inputs that are unobservable from objective sources. The Company considers various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. Included in this category are certain corporate and other debt, including banking and insurance company trust preferred, private equity securities and other investments including limited and general partnership interests. The Company did not own any other type of CDOs, including those collateralized by mortgage loans, in any period presented herein.

Fair value of banking and insurance company trust preferred and capital securities classified as Level 3 was determined by utilizing a market spread method for each of the individual trust preferred and capital securities utilizing credit spreads for secondary market trades for trust preferred and capital securities for

(Dollars in thousands, except per share information)

issues which were substantially similar to such positions based on certain assumptions. The key market inputs in this method are the discount margins, market spreads applied and the yield expectations for similar instruments.

Fair value of private equity securities classified as Level 3 was determined by assessing market-based information, such as performance multiples, comparable company transactions and changes in market outlook. Fair value of limited and general partnership interests classified as Level 3 was determined by using net asset values or capital statements provided by the general partner, updated for capital contributions and distributions and changes in market conditions up to the reporting date. Private equity securities and limited and general partnership interests generally trade infrequently.

The following table provides information related to financial instruments where a practical expedient was used as the basis to measure the fair value of certain entities that calculate a net asset value per share (or equivalent) as of December 31, 2009:

Type of Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Long/short hedge funds(a)	$12,115	$ —	Monthly	30 Days
Public/private equity funds(b)	29,802	22,941	n/a	n/a
	$41,917	$22,941		

(a) This category includes investments in hedge funds that invest primarily in domestic long/short positions in equity securities and various derivatives, including options on securities and stock index options with respect to companies in the financial services sector. Management of these funds also has the ability to invest in foreign equities and fixed income securities. The fair values of investments in this category have been estimated using the net asset value per share, or equivalent, of the investments. Investments in this category can be redeemed monthly; however, the general partner may impose a "gate" for any withdrawal over 20% of the total fund net asset value.

(b) This category includes several funds that invest primarily in domestic public and private companies operating in the financial services sector. Management of these funds also have the ability to invest in foreign public and private equities, debt financial instruments, warrants, hybrid securities and membership interests in the financial services sector. The fair values of investments in this category have been estimated using asset values based on capital statements provided by the general partner, updated, as necessary, for capital contributions and distributions and changes in market conditions up to the reporting date. These investments generally cannot be redeemed, unless approved by the general partners. Upon liquidation of the underlying investments prior to the life expectancy / maturity of the funds, management of the funds can elect to make distributions to the limited partners. The time horizon for such distributions is at the discretion of the general partners but should not exceed the time horizon of the fund's life expectancy. It is estimated that these investments would be liquidated approximately ten years following the initial investment date, some with options to extend for up to a two year period, ranging from 2010 — 2020. Additional expenses, such as legal and administrative associated with the final liquidation can be incurred. Therefore, it is possible that upon final liquidation of the investments, the final funds distributed could be different from the estimated value of the investment. However, these differences are not expected to be material.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to ASC 820. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

(Dollars in thousands, except per share information)

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value:				
Equities	$40,197	$ 22	$15,873	$ 56,092
Corporate and other debt:				
Corporate debt	9,354	38,604	10,000	57,958
CDOs	—	5,448	1	5,449
Other debt obligations[1]	—	—	12,347	12,347
Total corporate and other debt	9,354	44,052	22,348	75,754
Other investments[2]	—	—	41,917	41,917
Total non-derivative trading assets	49,551	44,074	80,138	173,763
Derivative financial instruments	628	—	—	628
Total financial instruments owned	$50,179	$44,074	$80,138	$174,391

(1) Consists of bank and insurance company trust preferred and capital securities.

(2) Consists of limited and general partnership interests.

Liabilities at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased, at fair value:				
Equities	$31,191	$ —	$—	$31,191
Corporate debt	—	4,723	—	4,723
US Government and agency securities	962	—	—	962
Total non-derivative trading liabilities	32,153	4,723	—	36,876
Derivative financial instruments	97	—	—	97
Total financial instruments sold, not yet purchased	$32,250	$4,723	$—	$36,973

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value:				
Equities	$19,169	$ 7,031	$14,722	$ 40,922
Corporate and other debt	—	21,191	32,688	53,879
Other investments	—	—	34,893	34,893
Total non-derivative trading assets	19,169	28,222	82,303	129,694
Derivative financial instruments	843	—	—	843
Total financial instruments owned	$20,012	$28,222	$82,303	$130,537

(Dollars in thousands, except per share information)

Liabilities at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased, at fair value:				
Equities	$10,701	$—	$—	$10,701
Total non-derivative trading liabilities	10,701	—	—	10,701
Derivative financial instruments	461	—	—	461
Total financial instruments sold, not yet purchased	$11,162	$—	$—	$11,162

The non-derivative trading assets/liabilities categories were reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the Company's consolidated statements of financial condition.

The derivative financial instruments are reported on a gross basis by level. The Company's derivative activities included in financial instruments owned and financial instruments sold, not yet purchased consist of writing and purchasing listed equity options and warrants.

The following table provides a reconciliation of the beginning and ending balances for the non-derivative trading assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2009 and 2008:

Level 3 Financial Assets

	Balance as of December 31, 2008	Total Gains and (Losses) (Realized and Unrealized)	Purchases/ (Sales), Net	Transfers in (out) of Level 3	Balance As Of December 31, 2009	Changes in Unrealized Gains and (Losses) Included in Earnings Related to Assets Still Held at Reporting Date
Equities	$ 14,722	$ (13)	$ 400	$ 764	$15,873	$ 989
Corporate and other debt:						
Corporate debt	1,581	(1,581)	10,000	—	10,000	(1,581)
CDOs	44	7	(50)	—	1	2
Other debt obligations	31,063	2,925	(21,641)	—	12,347	16,740
Total corporate and other debt	32,688	1,351	(11,691)	—	22,348	15,161
Other investments	34,893	5,507	1,517	—	41,917	6,264
Total Level 3 financial assets	$ 82,303	$ 6,845	$ (9,774)	$ 764	$80,138	$ 22,414

	Balance as of December 31, 2007	Total Gains and (Losses) (Realized and Unrealized)	Purchases/ (Sales), Net	Transfers In (out) of Level 3	Balance as of December 31, 2008	Changes In Unrealized Gains and (Losses) Included in Earnings Related to Assets Still Held at Reporting Date
Non-derivative trading assets	$171,816	$(81,049)	$ (2,363)	$(6,101)	$82,303	$(69,814)

(Dollars in thousands, except per share information)

Total gains and losses represent the total gains and/or losses (realized and unrealized) recorded for the Level 3 assets and are reported in principal transactions, net in the accompanying consolidated statements of operations. Additionally, the change in the unrealized gains and losses are often offset by realized gains and losses during the period.

Purchases/sales represent the net amount of Level 3 assets that were either purchased or sold during the period. The amounts were recorded at their end of period fair values.

Transfers in/out of Level 3 represent existing financial assets that were previously categorized at a lower level. Transfers into / out of Level 3 result from changes in the observability of inputs used in determining fair values for different types of financial assets. Transfers are reported at their fair value as of the beginning of the month in which such changes in the fair value inputs occurs.

The amount of unrealized gains and losses included in earnings attributable to the change in unrealized gains and losses relating to Level 3 assets still held at the end of the period were reported in principal transactions, net in the accompanying consolidated statements of operations. The change in unrealized gains and losses were often offset, at least in part, by realized gains and losses during the period.

(4) Short-Term Borrowings

From time to time, the Company obtains secured short-term borrowings primarily through bank loans. At December 31, 2009, there were no short-term borrowings obligations outstanding. Secured short-term borrowings were $31,547 at the rate in effect of 1.63% as of December 31, 2008. Included in financial instruments owned as of December 31, 2008 was $31,064 of corporate bonds in which the lender had a security interest in connection with short-term borrowings.

(5) Commitments and Contingencies

(a) Leases

The Company leases its headquarters and other office locations under non-cancelable lease agreements which expire between 2010 and 2016. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals. As part of a lease agreement, the Company provided a letter of credit in the amount of $3,363.

Future minimum lease payments as of December 31, 2009 are as follows:

	Lease Payments
Year:	
2010	$15,022
2011	14,945
2012	14,524
2013	14,320
2014	13,948
Thereafter	20,975
Total	$93,734

Rent expense for the years ended December 31, 2009, 2008 and 2007 aggregated $13,812, $12,530 and $11,238, respectively.

(Dollars in thousands, except per share information)

(b) Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2009, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves have been established in accordance with ASC 450, *Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

On January 12, 2009, Frederick J. Grede, as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc., filed a lawsuit in the United States District Court for the Northern District of Illinois against Keefe and against Delores E. Rodriguez; Barry C. Mohr, Jr.; and Jacques De Saint Phalle (all former employees of Keefe) and Cohen & Company Securities, LLC. Ms. Rodriguez and Mr. Mohr were employed by Cohen & Company subsequent to being employed by Keefe and the complaint relates to activities by them at both Keefe and their subsequent employer.

The complaint alleges that Keefe recommended and sold to Sentinel Management Group structured finance products that were unsuitable for purchase. The complaint alleges the following causes of action against Keefe, aiding and abetting breach of fiduciary duty by an officer and director of Sentinel; commercial bribery; violations of federal and state securities laws; violation of the Illinois Consumer Fraud Act; negligence; unjust enrichment; and avoidance and recovery of fraudulent transfers. The complaint specifies that Sentinel sustained a loss associated with the sale of securities sold by Keefe of $4,920, and interrogatory responses from the Trustee in discovery now contend that Sentinel lost $5,629; however various causes of action in the complaint seek to recover amounts substantially in excess of that amount up to an amount in excess of $130,000, representing amounts paid for all securities purchased from Keefe regardless of suitability or whether there were losses on these securities. Keefe believes the claims are without merit and will defend these claims vigorously. On April 1, 2009, Keefe filed a Motion to Dismiss the Complaint. On July 29, 2009, the court denied most of the relief sought in Keefe's Motion to Dismiss, though it dismissed the Illinois Consumer Fraud Act claim and granted Keefe's motion to sever the Trustee's case against Keefe from the case against Cohen. On August 26, 2009, Keefe filed a Third-Party Complaint against Eric A. Bloom, the former President and CEO of Sentinel, and Charles K. Mosley, the former Senior Vice President and head trader of Sentinel, alleging fraud and seeking contribution for any damages for which Keefe is held liable to the Trustee. The court stayed and severed this Third-Party Complaint on October, 7, 2009.

On May 21, 2009 the Trustee filed an additional complaint in the same court and against the same parties (the "Second Complaint"). The Trustee claimed to be acting in the Second Complaint in his capacity as liquidation trustee and as an assignee of claims of Sentinel's customers. The Second Complaint makes substantially the same allegations as the complaint described above. Keefe believes the claims in the Second Complaint are also without merit and will defend these claims vigorously. On July 28, 2009, in Grede v. Bank of New York Mellon et al filed in the same court, in which the Trustee alleged similar customer claims as an assignee, the court dismissed the Trustee's claims due to lack of standing. The Trustee has appealed the court's dismissal of Grede v. Bank of New York Mellon and, on August 19, 2009, the court stayed the Second Complaint while the Trustee's appeal in Grede v. Bank of New York Mellon is pending.

(c) Investment Commitments

As of December 31, 2009, the Company had approximately $30,507, including $9,588 to an affiliated fund, in outstanding commitments for additional funding to limited partnership and other investments.

(Dollars in thousands, except per share information)

(6) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its principal trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options, warrants and mortgage-backed to-be-announced securities, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the consolidated financial statements. Transactions in listed options are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also, in connection with its principal trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will record a trading loss if the market value of the securities increases subsequent to the consolidated financial statements date.

(a) Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(b) Derivative Financial Instruments

The Company's derivative activities consist of writing and purchasing listed equity options and warrants and, from time to time, futures on interest rate, currency and equity products for trading for our own account and are included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value in the accompanying consolidated statements of financial condition. See also Note 3 of the Notes to Consolidated Financial Statements for additional details. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk since they obligate the Company (not its counterparty) to perform.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional contract amounts, which are not included on the consolidated statements of financial condition, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

A summary of the Company's listed options, warrants and futures contracts is as follows:

	Current Notional Value	Average Fair Value	End of Period Fair Value
December 31, 2009:			
Purchased options/warrants	$8,285	$380	$628
Written options/warrants	$ 630	$511	$ 97
Short futures contracts	$6,136	$ —	$ —
December 31, 2008:			
Purchased options	$7,721	$557	$843
Written options	$6,100	$344	$461
Short futures contracts	$ —	$ —	$ —

(Dollars in thousands, except per share information)

The following table summarizes the net gains from trading activities included in principal transactions, net on the consolidated statements of operations for the year ended December 31, 2009:

Type of Instrument	Year Ended December 31, 2009
Equities	$10,730
Corporate and other debt	27,600
Mortgage-backed securities	18,807
Other investments	6,474
Total	$63,611

The revenue related to the equities and mortgage-backed securities categories include realized and unrealized gains and losses on both derivative instruments and non-derivative instruments. Corporate and other debt and other investments include realized and unrealized gains and losses on non-derivative instruments.

(7) Concentrations of Credit Risk

The Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(8) Notes Receivable from Stockholders

Notes receivable from stockholders represent full recourse notes issued to employees for their purchases of stock acquired pursuant to the Company's book value stock purchase plan. Loans are payable in annual installments and bear interest between 4.2% and 5.0% per annum.

(9) Non-Monetary Transaction

In 2007, the Company received cash and warrants exercisable in common stock as advisory fees in connection with the closing of a private placement transaction. The warrants received were measured at fair value on the closing date of the transaction. The Company recorded investment banking revenues of $6,518 for the year ended December 31, 2007 as a result of this non-monetary transaction. Shortly after the closing of the private placement transaction, the Company exercised these warrants and received common stock.

(10) Stock-Based Compensation

2009 Incentive Compensation Plan: During the second quarter of 2009, the Board of Directors adopted and the shareholders approved the 2009 Incentive Compensation Plan ("2009 Plan"). The 2009 Plan permits the granting of up to 6,641,638 shares of common stock, including 641,638 common shares which remained available from the 2006 Equity Incentive Plan ("2006 Plan"). Shares granted under the 2009 Plan are expected to be awarded in connection with the Company's regular annual employee compensation and hiring processes. As a result of the approval and adoption of the 2009 Plan, the 2006 Plan will have no further grants or awards.

(Dollars in thousands, except per share information)

However, awards outstanding under the 2006 Plan will remain in effect in accordance with the terms of such awards.

The following tables set forth activity and related weighted average grant date fair value of the Company's RSAs awarded under the Plan as of December 31, 2009:

	Year Ended December 31, 2009	Weighted Average Grant Date Fair Value
Restricted stock awards:		
Share balance, beginning of year	3,127,852	$24.59
Grants	2,229,232	$19.83
Forfeited	(282,565)	$22.27
Vested	(1,218,427)	$24.27
Share balance, end of year	3,856,092	$22.11

	Year Ended December 31,		
	2009	2008	2007
Restricted stock awards:			
Share balance, beginning of year	3,127,852	3,023,825	2,592,100
Grants	2,229,232	1,137,111	626,393
Forfeited	(282,565)	(263,807)	(144,643)
Vested	(1,218,427)	(769,277)	(50,025)
Share balance, end of year	3,856,092	3,127,852	3,023,825

The Company granted 2,229,232 RSAs during 2009, 1,137,111 RSAs during 2008 and 626,393 RSAs during 2007 at a total grant date fair value of $44,215, $32,324 and $19,481, respectively. The total grant date fair value of RSAs vested in 2009, 2008 and 2007 was $29,569, $18,312 and $1,564, respectively.

Compensation expense equivalent to the grant date fair value per share is recognized by the Company over the requisite service period, which is generally the vesting period. Compensation expense recognized related to the granting of RSAs for the years ended December 31, 2009, 2008, and 2007 was $36,646, $30,530 and $20,135, respectively.

At December 31, 2009, the compensation cost related to the unvested RSAs was $45,506, which will be recognized in future years, primarily 2010, 2011, and 2012. The weighted average period related to these stock compensation expenses yet to be recognized was 1.3 years for RSAs.

Restricted Stock Units: Prior to the adoption of the 2009 Plan and the 2006 Plan, RSUs were authorized and granted pursuant to commitments made in connection with employment of certain employees. Each RSU represents the right to receive one share of common stock at no cost to the employee and generally vests ratably over a three-year period from the grant date. Vesting would accelerate on a change in control, death or permanent disability. Upon vesting, RSUs can be converted into common stock unless conversion is deferred by the employee. All RSUs vested prior to December 31, 2008 and no RSUs were granted in 2009, 2008 and 2007.

(Dollars in thousands, except per share information)

	Year Ended December 31,		
	2009	2008	2007
Restricted stock units:			
Balance, beginning of year	1,340,998	1,436,329	1,549,548
Grants	—	—	—
Forfeited	—	—	—
Converted and redeemed	(294,550)	(95,331)	(113,219)
Balance, end of year	1,046,448	1,340,998	1,436,329

The fair value of RSUs converted and redeemed in 2009 was $2,939. Compensation expense equivalent to the grant date fair value is recognized by the Company over the requisite service period, which is generally the vesting period. Associated compensation expense recognized was nil, $10 and $429 for the years ended December 31, 2009, 2008 and 2007, respectively.

In order to satisfy the redemption of RSUs and the delivery of RSAs, the Company may issue shares from previously un-issued shares.

(11) Employee Profit-Sharing and Retirement Plan

The Company has a defined contribution profit-sharing and retirement plan (the "Retirement Plan") covering employees who meet certain eligibility requirements. Contributions are generally funded annually. The Company's profit sharing contribution to the Retirement Plan, which is voluntary, was nil, $195 and $2,941, in 2009, 2008 and 2007, respectively, and was included in compensation and benefits expense in the accompanying consolidated statements of operations. The Retirement Plan also contains a 401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the Retirement Plan is determined based on three percent of employees' total compensation. The 401(k) portion expense, which is included in employee compensation and benefits expense in the accompanying consolidated statements of operations, was $2,351, $2,405 and $2,196, for the years ended December 31, 2009, 2008 and 2007, respectively.

(Dollars in thousands, except per share information)

(12) Earnings Per Share

The computations of basic and diluted earnings per share are set forth below:

	Years Ended December 31,		
	2009	2008	2007
Net income / (loss)	$ 23,607	$ (62,349)	$ 27,292
Less: Allocation of earnings to participating securities	2,890	—	2,489
Net income / (loss) applicable to common shareholders	$ 20,717	$ (62,349)	$ 24,803
Weighted average number of common share outstanding [(1)(2)]**:**			
Basic	31,448,074	30,838,361	30,654,058
Effect of dilutive securities — restricted stock	—	—	—
Diluted	31,448,074	30,838,361	30,654,058
Earnings per common share[(1)(2)]**:**			
Basic	$ 0.66	$ (2.02)	$ 0.81
Diluted	$ 0.66	$ (2.02)	$ 0.81

(1) Participating securities in the form of unvested share based payment awards amounted to weighted average shares of 4,386,772, 3,640,270, and 3,075,834 for the years ended December 31, 2009, 2008 and 2007, respectively.

(2) Basic and diluted common shares outstanding were equal for the periods presented under the two-class method. All prior periods have been restated.

(13) Income Taxes

Income tax included in the consolidated statements of operations represent the following:

	Current	Deferred	Total
Year ended December 31, 2009			
U.S. Federal	$ 12,460	$ 166	$ 12,626
State and Local	1,940	4,897	6,837
Non-U.S.	(386)	174	(212)
	$ 14,014	$ 5,237	$ 19,251
Year ended December 31, 2008			
U.S. Federal	$(27,798)	$ (2,388)	$(30,186)
State and Local	131	(10,086)	(9,955)
Non-U.S.	1,169	(684)	485
	$(26,498)	$(13,158)	$(39,656)
Year ended December 31, 2007			
U.S. Federal	$ 22,359	$ (6,909)	$ 15,450
State and Local	8,475	(2,505)	5,970
Non-U.S.	1,404	(711)	693
	$ 32,238	$(10,125)	$ 22,113

KBW, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

The difference between the statutory federal tax rate of 35% and the effective tax rate is summarized below:

	2009		2008		2007	
	Amount	Percentage of Pretax Earnings	Amount	Percentage of Pretax Earnings	Amount	Percentage of Pretax Earnings
Computed "expected" tax provision	$15,000	35.0%	$(35,702)	(35.0)%	$17,292	35.0%
Non-U.S. tax rate differential	(1,141)	(2.7)	(99)	(0.1)	(70)	(0.1)
State and local taxes, net of related Federal income tax benefit	4,849	11.3	(6,471)	(6.3)	3,881	7.9
Permanent differences	543	1.3	2,616	2.5	1,010	2.0
	$19,251	44.9%	$(39,656)	(38.9)%	$22,113	44.8%

The provision / (benefit) for income taxes resulted in effective rates of 44.9%, (38.9%) and 44.8% for 2009, 2008 and 2007, respectively. The change in the effective rate in 2009 compared to 2008 was primarily due to the increase in the impact of permanent differences, which increased the effective tax expense rate for 2009 and decreased the effective tax benefit in 2008, and higher state and local income taxes net of federal tax benefit. The decrease in the effective rate from 2008 compared to 2007 was due primarily to a reduction in the level of pre-tax earnings which increased the impact of certain permanent differences.

Excess net tax benefits related to employee stock compensation plans of $1,808, $882 and $1,202 in 2009, 2008 and 2007, respectively, were allocated to additional paid-in capital.

Deferred income taxes are provided for the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Net deferred tax assets are included in other assets in the consolidated statements of financial condition.

The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:		
Employee compensation and benefits	$17,940	$15,815
Legal contingencies	543	688
Financial instruments owned, at fair value	—	5,062
State NOL carryover	2,921	5,437
Benefit from uncertain tax positions	2,326	2,390
Other	1,140	594
Total deferred tax assets	24,870	29,986
Deferred tax liabilities:		
Accumulated depreciation and amortization of furniture, equipment and leasehold improvements	(879)	(1,297)
Financial instruments owned, at fair value	(788)	—
Total deferred tax liabilities	(1,667)	(1,297)
Net deferred tax assets	$23,203	$28,689

(Dollars in thousands, except per share information)

The Company has permanently reinvested earnings in its foreign subsidiary. At December 31, 2009, $4,216 of accumulated earnings were permanently reinvested. At current tax rates, additional Federal income taxes (net of available tax credits) of approximately $410 would become payable if such income were to be repatriated.

At December 31, 2009, the Company has net operating loss carryovers for state and local purposes of approximately $43,000 which are available to offset future state and local income and which expire over varying periods from 2013 through 2028.

Management believes that realization of the deferred tax assets is more likely than not based upon prior years' taxable income, the reversal of taxable temporary differences and anticipated future taxable income. No valuation allowances were recorded against deferred tax assets at December 31, 2009 and 2008.

The Company had net unrecognized tax benefits, including interest, of approximately $7,790, $7,493 and $6,492 as of December 31, 2009, 2008 and 2007, respectively, all of which, if recognized, would affect the rate. The gross unrecognized tax benefits, excluding interest and penalties, consist of the following components:

	2009	2008	2007
Balance at January 1	$ 7,627	$7,251	$6,899
Additions based upon current year tax positions	1,046	356	794
Additions for prior years tax positions	1,777	20	100
Reduction for prior years tax positions	(1,595)	—	(17)
Settlements	(130)	—	(325)
Lapse of statute	(1,350)	—	(200)
Balance at December 31	$ 7,375	$7,627	$7,251

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes, and the Company continued this classification in accordance with ASC 740.

The total amount of interest and penalties related to tax uncertainties recognized in the statements of operations for the years ended December 31, 2009, 2008 and 2007 was $487, $962 and $512 before federal and state benefits of $52, $336 and $179, respectively.

The total amount of accrued interest and penalties related to uncertain tax positions was $2,742 and $2,255 before federal and state benefits of $842 and $789 as of December 31, 2009 and 2008, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions.

For federal tax purposes, years beginning after 2005 are still open to examination. The federal return is currently under examination for the 2006-2008 tax years. For state and local tax purposes, years beginning after 2004 are still open to examination in all state and local jurisdictions, except New York State and New York City. The New York State returns are currently under examination for the 2002-2007 tax years. The New York City returns are currently under examination for the 2004-2007 tax years. Further, it is not anticipated that the unrecognized tax benefits will significantly change over the next twelve months.

(Dollars in thousands, except per share information)

(14) Industry Segment Data

The Company follows the provisions of ASC 280, *Segment Reporting*, in disclosing its business segments. Pursuant to that statement, an entity is required to determine its business segments based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance. Based upon these criteria, the Company has determined that its entire business should be considered a single segment.

(15) Recent Accounting Developments

In January 2010, FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 provides amendments to ASC 820, *Fair Value Measurements and Disclosures*, which would require additional fair value measurement disclosure requirements and clarifies existing disclosure requirements. The additional disclosures include significant transfers in and out of Level 1 and Level 2 fair value measurements, and reasons for the transfers, and activity in Level 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures on the activity in Level 3 fair value measurements, which is effective for interim and annual periods beginning after December 15, 2010. The Company expects additional disclosure requirements related to certain financial instruments as a result of the implementation of ASU No. 2010-06.

In December 2009, FASB issued ASU No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASC 810). ASC No. 2009-17 amends the Codification for the issuance of SFAS No. 167, *Amendments to FASB Interpretation No. 46(R).* The amendments in ASC No. 2009-17 replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity (VIE). This calculation is replaced with an approach focused on identifying that enterprise which has the power to direct those VIE activities where such activities most significantly impact the VIE's economic performance and that enterprise that has the obligation to absorb losses of the entity or the right to receive benefits from the VIE. The amendments of ASC No. 2009-17 also require additional disclosures about an enterprise's involvement in VIEs. ASU No. 2009-17 is effective for fiscal years beginning after November 15, 2009. In January 2010, FASB concluded to defer the implementation of the above consolidating requirement for entities that have the attributes of an investment company; and, the enterprise does not have an obligation to fund the losses of the entity if those losses are significant to that entity; and the entity is not a securitization entity, asset backed entity or what once was a "qualifying special-purpose entity". As a result of this deferral, the Company does not expect the implementation of this standard to have a material effect on its consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-16, *Accounting for Transfers of Financial Assets* (ASC 860). ASU No. 2009-16 amends the Codification for the issuance of SFAS No. 166, *Accounting for Transfers of Financial* Assets — an amendment of FASB Statement No. 140. ASU No. 2009-16 will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 is effective for fiscal years beginning after November 15, 2009. The Company does not expect the implementation of this standard to have a material effect on its consolidated financial statements.

(16) Net Capital Requirement

Keefe is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Keefe has elected to use the basic method to compute net capital as permitted by the Net Capital

(Dollars in thousands, except per share information)

Rule, which requires Keefe to maintain minimum net capital, as defined, of $8,702 as of December 31, 2009. These rules also require Keefe to notify and sometimes obtain approval from FINRA for significant withdrawals of capital.

	December 31, 2009
Net Capital	$111,804
Excess	$103,103

KBWL is an investment firm authorized and regulated by the FSA in the United Kingdom and is subject to the capital requirements of the FSA. As of December 31, 2009, KBWL was in compliance with its local capital adequacy requirements. At December 31, 2009, KBWL's capital resources of approximately $36,454 exceeded the capital resources requirement by approximately $27,035.

(17) Selected Quarterly Financial Information (Unaudited)

The following tables summarize the quarterly statements of operations for the years ended December 31, 2009 and 2008:

2009	First	Second	Third	Fourth
Revenues	$ 72,276	$ 105,096	$ 122,639	$ 87,144
Net income	$ 730	$ 7,213	$ 11,894	$ 3,771
Earnings per share*:				
Basic	$ 0.02	$ 0.20	$ 0.33	$ 0.11
Diluted	$ 0.02	$ 0.20	$ 0.33	$ 0.11
Average shares outstanding:				
Basic	31,354,507	31,405,229	31,410,337	31,619,722
Diluted	31,354,507	31,405,229	31,410,337	31,619,722

2008	First	Second	Third	Fourth
Revenues	$ 74,852	$ 71,171	$ 53,635	$ 42,559
Net loss	$ (7,499)	$ (9,738)	$ (23,000)	$ (22,112)
Earnings per share*:				
Basic	$ (0.24)	$ (0.32)	$ (0.75)	$ (0.71)
Diluted	$ (0.24)	$ (0.32)	$ (0.75)	$ (0.71)
Average shares outstanding:				
Basic	30,735,039	30,800,637	30,794,738	31,021,496
Diluted	30,735,039	30,800,637	30,794,738	31,021,496

* Summation of the quarters' revenues, net income and earnings per share may not equal the annual amounts due to rounding or the averaging effect of the number of shares outstanding throughout each respective year.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer (our principal executive officer and principal financial officer, respectively), evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act as of the end of the period covered by this report.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are effective to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) and the related attestation report of our independent registered public accounting firm are contained in Part II, Item 8 of this report and are incorporated herein by reference.

Item 9B. ***Other Information.***

On February 25, 2010, the compensation committee of our board of directors (the "Compensation Committee") approved certain actions affecting compensation for Messrs. Duffy, Michaud, Senchak, Giambrone and Kleinman (collectively, the "Named Executive Officers").

Adoption of Long Term Incentive Program

The Compensation Committee adopted a Long Term Incentive Program (the "LTIP") under the KBW, Inc. 2009 Incentive Compensation Plan (the "Plan"). The LTIP allows us to make awards of Performance Units under the Plan to selected employees, which awards will provide for payments of such amounts pursuant to such terms and conditions as the Compensation Committee shall determine, which will be set forth in a related award letter or agreement entered into by and between the Company and the award recipient (each such letter or agreement, an "Award Letter"). The LTIP provides that amounts specified or calculated pursuant to awards may be earned during a performance cycle established for such an award upon the achievement of specified performance goals.

Grant of Long Term Incentive Awards to Messrs. Duffy, Senchak and Michaud

The Compensation Committee approved the award of Performance Units (each, an "LTIP Award") to each of John G. Duffy, Chairman and Chief Executive Officer, Andrew M. Senchak, Vice Chairman and President, and Thomas B. Michaud, Vice Chairman and Chief Operating Officer. The terms of each LTIP Award are set forth in a related Award Letter entered into by and between KBW, Inc. and each LTIP Award recipient.

Each of these LTIP Awards established performance cycles and amounts payable based on the achievement of certain levels of cumulative growth in adjusted earnings per share ("Cumulative Adjusted EPS") during the performance cycle. Under the LTIP, the percentage of the LTIP Awards earned for each performance cycle is determined in accordance with the following schedule, subject to any adjustment by the Committee in its discretion in the case of any or all participants:

Actual Cumulative Adjusted EPS for Performance Cycle	Percentage of LTIP Awards Earned
Maximum or above	200%
Target	100%
Threshold or Below Threshold	0%

In granting the LTIP Award, the Compensation Committee established the Threshold, Target and Maximum Cumulative EPS growth levels for the 2010 performance cycle of $0.85, $0.95 and $1.05, respectively and for subsequent performance cycles to be 3%, 9% and 12% growth, respectively, above the 2010 levels. If Actual Cumulative EPS for a performance cycle is between Threshold and Target or between Target and Maximum, the percentage of LTIP Awards earned between 0% and 100% or between 100% and 200%, respectively, shall be determined by linear interpolation.

The following table provides the terms of the LTIP Awards for Each of Messrs Duffy, Senchak and Michaud for each performance cycle.

LTIP Awards for Each of Messrs. Duffy, Senchak and Michaud for Each Performance Cycle

Performance Cycle	LTIP Award Amount at Attainment of Target Cumulative Adjusted EPS	Year of Potential Payout
2010	$333,333	2011
2010-2011	$666,667	2012
2010-2012	$1,000,000	2013

For purposes of the LTIP Awards, "Cumulative Adjusted EPS" is defined as earnings per share, as reported in the consolidated financial statements of the Company prepared in conformity with United States generally accepted accounting principles as codified in the FASB Accounting Standards Codification ("GAAP") as applied to SEC registrants (or any other governing accounting standards as may from time to time in the future be applicable for SEC registrants) as adjusted to eliminate:

- the impact of all performance based awards during the relevant performance cycle, including awards under the LTIP, for any Named Executive Officer;
- the effect of any tax, assessment or similar charge enacted or implemented by a government or governmental agency which is not of general application to corporate taxpayers in the relevant jurisdiction; and
- any quantifiable Non-GAAP (or other applicable accounting standard) adjustment to net income for the relevant performance cycle reported in a public filing with the SEC prior to the determination of the percentage of LTIP Award earned for such performance cycle.

The foregoing descriptions of each of the LTIP and the Award Letters related to the LTIP Awards is qualified by reference to the terms of the LTIP and the form of Award Letter, respectively, a copy of each of which is filed as an exhibit to this Annual Report on Form 10-K.

Establishment of Annual Performance Goals Applied to 2009 Restricted Stock Bonus Awards Previously Granted to Named Executive Officers

As previously reported in a Form 8-K filed by us on February 5, 2010 and Form 8K/A filed by us on February 10, 2010, we granted to each Named Executive Officer on February 5, 2010 a 2009 year-end restricted stock award as part of their 2009 year-end bonus. The award agreement for each such restricted stock award provides that, in order for the Named Executive Officer to receive shares on the specified vesting dates, the "Adjusted Pre Tax Net Income" for the performance period related to such vesting determination must be positive. The award agreement required that the Compensation Committee establish the definition of Adjusted Pre Tax Net Income within the first 90 days of the 2010 calendar year.

On February 25, 2010, the Compensation Committee established the definition of Adjusted Pre Tax Net Income for purposes of the 2009 year-end restricted stock awards to the Named Executive Officers. Adjusted Pre Tax Net Income for any performance period or cycle is defined to mean the pre tax consolidated income of the Company for such period or cycle determined in conformity with GAAP as applied to SEC registrants (or any other governing accounting standards as may from time to time in the future be applicable for SEC registrants) adjusted to eliminate:

- the impact of all performance based awards during the relevant performance period or cycle for any Named Executive Officer;
- the effect of any tax, assessment or similar charge enacted or implemented by a government or governmental agency which is not of general application to corporate taxpayers in the relevant jurisdiction; and
- any quantifiable Non-GAAP (or other applicable governing accounting standard) adjustment to income for the relevant performance period or cycle reported in a public filing with the SEC prior to the determination of the achievement of the performance criteria for such performance period or cycle.

Determination of 2010 Cash Bonus and Related Performance Goals for Named Executive Officers

The Compensation Committee adopted resolutions providing that the 2010 year-end cash bonus (the "2010 Cash Bonus") for Named Executive Officers would be performance based compensation. The resolutions provided that each of the Named Executive Officers would receive a 2010 Cash Bonus at the time that 2010 year-end bonuses were generally paid to employees, subject to the requirement that, for calendar year 2010, the Company's Adjusted Net Pre Tax Income, as defined in such resolutions, must be positive. The Compensation Committee provided that the amount of the 2010 Cash Bonus for each Named Executive Officer would be determined by applying a designated percentage to the amount of consolidated revenues for calendar year 2010 as reported by the Company in a public filing with the SEC prior to the determination of the 2010 Cash Bonus amount. The Compensation Committee retained discretion to reduce the amount of any or all of the Named Executive Officer's 2010 Cash Bonus as part of any determination by the Compensation Committee to limit overall compensation expenses of the Company, in order that the Operating Compensation and Benefits Ratio (as defined) of the Company for 2010 does not exceed established thresholds.

For purposes of determining eligibility of Named Executive Officers to receive 2010 Cash Bonuses, the Compensation Committee defined "Adjusted Pre Tax Net Income" to mean the pre tax consolidated income of the Company for calendar year 2010 determined in conformity with GAAP as applied to SEC registrants (or any other governing accounting standards as may from time to time in the future be applicable for SEC registrants) adjusted to eliminate:

- the impact of all performance based awards during the relevant performance period or cycle for any Named Executive Officer;
- the effect of any tax, assessment or similar charge enacted or implemented by a government or governmental agency which is not of general application to corporate taxpayers in the relevant jurisdiction; and
- any quantifiable Non-GAAP (or other applicable governing accounting standard) adjustment to income for the relevant performance period or cycle reported in a public filing with the SEC prior to the determination of the achievement of the performance criteria for such performance cycle.

The Operating Compensation and Benefits Ratio for 2010 means the 2010 Operating Compensation and Benefits Expense expressed as a percentage of the Company's 2010 consolidated revenues. The 2010 Operating Compensation and Benefits Expense means the Company's compensation and benefits expense for 2010, calculated in conformity with GAAP, as adjusted to eliminate the amortization of the Company's 2006 IPO restricted stock awards, or any other quantifiable Non-GAAP adjustment to GAAP compensation and benefits expense for 2010 that may be reported in a public filing with the SEC prior to the determination of the achievement of the performance criteria for 2010.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Information with respect to this item will be contained in the Proxy Statement for the 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. ***Executive Compensation.***

Information with respect to this item will be contained in the Proxy Statement for the 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information with respect to this item will be contained in the Proxy Statement for the 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions and Director Independence.***

Information with respect to this item will be contained in the Proxy Statement for the 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

Information with respect to this item will be contained in the Proxy Statement for the 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Documents filed as part of this Form 10-K:

1. Consolidated Financial Statements

The consolidated financial statements required to be filed in the Form 10-K are listed on the pages below. The required financial statements appear on pages 52 through 80 herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2. Financial Statement Schedules

Separate financial statement schedules have been omitted either because they are not applicable or because the required information is included in the consolidated financial statements.

3. Exhibits

See the Exhibit Index beginning on page E-1 for a list of the exhibits being filed or furnished with or incorporated by reference into this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

KBW, INC.

By: /s/ John G. Duffy
Name: John G. Duffy
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Date: February 26, 2010

Signature	Title
/s/ John G. Duffy John G. Duffy	Director, Chairman and Chief Executive Officer (principal executive officer)
/s/ Robert Giambrone Robert Giambrone	Chief Financial Officer (principal financial and accounting officer)
/s/ Andrew M. Senchak Andrew M. Senchak	Director
/s/ Thomas B. Michaud Thomas B. Michaud	Director
/s/ Daniel M. Healy Daniel M. Healy	Director
/s/ Christopher M. Condron Christopher M. Condron	Director
/s/ James K.Schmidt James K. Schmidt	Director
/s/ Michael J. Zimmerman Michael J. Zimmerman	Director

(This page is intentionally left blank)

EXHIBIT INDEX

3.1	Second Amended and Restated Certificate of Incorporation of KBW, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's quarterly report on Form 10-Q with respect to the quarter ended September 30, 2007 filed on November 13, 2007).
3.2	Second Amended and Restated Bylaws of KBW, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's current report on Form 8-K filed October 22, 2008).
4.1	Specimen Common Stock Certificate of KBW, Inc. (incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
4.2	Second Amended and Restated Stockholders' Agreement (incorporated by reference to Exhibit 4.1 to the Registrant's quarterly report on Form 10-Q with respect to the quarter ended September 30, 2006 filed on December 15, 2006).
10.1†	KBW, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's quarterly report on Form 10-Q with respect to the quarter ended September 30, 2006 filed on December 15, 2006).
10.2	Fully Disclosed Clearing Agreement, dated as of October 22, 1992, between Pershing LLC and Keefe, Bruyette & Woods, Inc., as amended (incorporated by reference to Exhibit 10.3 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.3	Agreement of Lease, dated November 12, 2002, between the Equitable Life Assurance Society of the United States, ELAS Securities Acquisition Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.5 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.4	First Amendment to Lease, dated September 6, 2003, between the Equitable Life Assurance Society of the United States, ELAS Securities Acquisition Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.6 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.5	Second Amendment to Lease, dated September 6, 2004, between the Equitable Life Assurance Society of the United States, ELAS Securities Acquisition Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.7 to the Registrant's registration statement on Form S-1/A (No. 333-136509) filed on September 28, 2006).
10.6	Sublease between Keefe, Bruyette & Woods, Inc. and National Financial Partners Corp., dated as of August 31, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K, filed on September 7, 2007).
10.7†	KBW, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's quarterly report on Form 10-Q with respect to the quarter ended September 30, 2006 filed on December 15, 2006).
10.8†	KBW, Inc. 2008 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed June 9, 2008).
10.9†	Form of Restricted Stock Award Agreement for Awards under the 2006 Equity Incentive Plan in connection with the IPO (incorporated by reference to Exhibit 10.8 to the Registrant's annual report on Form 10-K with respect to the year ended December 31, 2006, filed on March 30, 2007).
10.10†	Form of Restricted Stock Award Agreement for February 2008 awards to employees under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant's annual report on Form 10-K with respect to the year ended December 31, 2007, filed on February 28, 2008).
10.11†	Form of Restricted Stock Award Agreement for February 2009 awards to employees under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registrant's annual report on Form 10-K with respect to the year ended December 31, 2008, filed on February 27, 2009).
10.12†	KBW, Inc. 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed on June 10, 2009).
10.13†	Form of Restricted Stock Award Agreement for February 2010 awards to Messrs. Duffy, Michaud, Senchak, Kleinman and Giambrone (the "Named Executive Officers") under the 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K/A filed on February 10, 2010).
10.14*†	Form of Restricted Stock Award Agreement for February 2010 awards to employees other than the Named Executive Officers under the 2009 Incentive Compensation Plan.

10.15*† Long Term Incentive Plan ("LTIP") under the KBW, Inc. 2009 Incentive Compensation Plan, effective as of February 25, 2010.

10.16*† Form of LTIP Award Letter by and between KBW, Inc. and each of Messrs. Duffy, Senchak and Michaud, dated as of February 25, 2010.

10.17† Employment Agreement by and between John G. Duffy and KBW, Inc., dated as of February 1, 2010 (incorporated by reference to Exhibit 10.2 to the Registrant's current report on Form 8-K/A filed on February 10, 2010).

10.18† Employment Agreement by and between Thomas B. Michaud and KBW, Inc., dated as of February 1, 2010 (incorporated by reference to Exhibit 10.3 to the Registrant's current report on Form 8-K/A filed on February 10, 2010).

10.19† Employment Agreement by and between Andrew M. Senchak and KBW, Inc., dated as of February 1, 2010 (incorporated by reference to Exhibit 10.4 to the Registrant's current report on Form 8-K/A filed on February 10, 2010).

10.20† Amended and Restated Change of Control Agreement by and between Robert Giambrone and KBW, Inc., dated as of December 31, 2008 (incorporated by reference to Exhibit 10.17 to the Registrant's annual report on Form 10-K with respect to the year ended December 31, 2008, filed on February 27, 2009).

10.21† Amended and Restated Change of Control Agreement by and between Mitchell B. Kleinman and KBW, Inc., dated as of December 31, 2008 (incorporated by reference to Exhibit 10.17 to the Registrant's annual report on Form 10-K with respect to the year ended December 31, 2008, filed on February 27, 2009).

11 Statement regarding computation of per share earnings. (The calculation of per share earnings is in Part II, Item 8, Note 14 to the Consolidated Financial Statements (Earnings Per Share) and is omitted here in accordance with Section(b)(11) of Item 601 of Regulation S-K).

21.1* List of Subsidiaries of KBW, Inc.

23.1* Consent of KPMG LLP.

31.1* Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

† Indicates a management contract or compensatory arrangement

* Filed herewith

ORE INFORMATION

estor Relations
uiries should be directed to Alan Oshiki
n Investor Relations via email at
v.inv.relations@kbw.com, or by phone
866 529 2339.

ck Transfer Agent and Registrar
Y Mellon Shareowner Services
. Box 358015
sburgh, PA 15252-8015
Free: 877 897 6894
ernational: 201 680 6685
/# hearing impaired: 800 231 5469
vw.bnymellon.com/shareowner/isd

**ependent Registered Public
counting Firm**
MG LLP
5 Park Avenue
w York, NY 10154
one: 212 758 9700

nual Meeting
e annual meeting of shareholders will be
d on June 14, 2010 at 10:00 a.m. Eastern
ne at:
MA New York Executive Conference Center
01 Broadway
w York, NY 10019
one: 212 903 8060
vw.amaconferencecenters.org

ock Listing
ares of KBW, Inc. common stock are
ded on the New York Stock Exchange
der the symbol "KBW".

rm 10-K
copy of our Annual Report on Form 10-K
r fiscal 2009 is included in this document.
dditional copies of the 10-K or copies of
e exhibits thereto may be obtained by
iting the Investor Relations section of our
ebsite, www.kbw.com, or by contacting
an Oshiki via email at kbw.inv.relations@
w.com, or by phone at 866 529 2339.


Mixed Sources
Product group from well-managed
forests and other controlled sources
www.fsc.org Cert no. BV-COC-970564
© 1996 Forest Stewardship Council
FSC



ne KBW Green Team reviews and prepares
ecommendations for improving KBW's
nvironmental footprint through increased
wareness and firmwide initiatives. The
hareholder letter and 10-K are printed on
ecycled paper that contain 10% and 30%
ost Consumer Waste, respectively.

KBW, INC.

BOARD OF DIRECTORS

John G. Duffy
Chairman & Chief Executive Officer
KBW, Inc.

Andrew M. Senchak
Vice Chairman & President
KBW, Inc.

Thomas B. Michaud
Vice Chairman & Chief Operating Officer
KBW, Inc.

Daniel M. Healy[1,2,3]
Director & Audit Committee Chairman
President & CEO,
Bond Street Holdings LLC and a Managing Member of its Managing Member, Bond Street Management, LLC
CEO & Director,
Premier American Bank, National Association

Christopher M. Condron[1,2,3]
Director & Compensation Committee Chairman
President & CEO, AXA Financial, Inc.
Chairman, President & CEO,
AXA Equitable Life Insurance

James K. Schmidt[2,3]
Director & Corporate Governance and Nominations Committee Chairman
Executive Vice President (retired),
MFC Global Investment Management

Michael J. Zimmerman[1]
Director
Executive Vice President & CFO,
Continental Grain Company

EXECUTIVE OFFICERS

Robert S. Giambrone
Chief Financial & Administrative Officer

Mitchell B. Kleinman
General Counsel & Corporate Secretary

Committee Memberships: 1. Audit 2. Compensation 3. Corporate Governance and Nominations

KEEFE, BRUYETTE & WOODS, INC.

John G. Duffy
Chairman & Chief Executive Officer

Thomas B. Michaud
Vice Chairman & President

Andrew M. Senchak
Vice Chairman

EQUITIES
Daryle A. DiLascia
Director of Equity Sales

John P. Ragan
Director of Equity Trading

CAPITAL MARKETS
Jeffrey D. Evans
Director of Global Capital Markets

FIXED INCOME
Donald M. Ullman
Co-Head Fixed Income Sales & Director of Fixed Income Trading

Joseph J. Spalluto
Co-Head Fixed Income Sales

INVESTMENT BANKING
Peter J. Wirth
Head of Investment Banking

RESEARCH
John N. Howard
Co-Director of Research

Fred Cannon
Co-Director of Research

KBW ASSET MANAGEMENT, INC.

Peter E. Roth
Chief Executive Officer

KEEFE, BRUYETTE & WOODS LIMITED (LONDON)

Thomas B. Michaud
Chairman

Vasco Moreno
Chief Executive Officer & Director of Equity Research

Julian L. Bird
Director of Equity Sales

Stephen E. H. Howard
Director of Investment Banking

Jason H. Robins
Director of Equity Trading

KEEFE, BRUYETTE & WOODS ASIA LIMITED (HONG KONG & TOKYO)

Thomas B. Michaud
Chairman & Non-Executive Director

Vasco Moreno
Non-Executive Director & Global Business Coordinator

Zachry Rosenberg
Executive Director

Bik San Leung
Executive Director & Chief Operating Officer

kbw.com

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KBW, Inc.
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